Exhibit 99.2
RESPONSIBLITY FOR FINANCIAL REPORTING
The accompanying consolidated financial statements have been prepared by management and are in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. Other information contained in this document has also been prepared by management and is consistent with the data contained in the consolidated financial statements. A system of internal control has been developed and is maintained by management to provide reasonable assurance that assets are safeguarded and financial information is accurate and reliable.

The Board of Directors approves the consolidated financial statements and ensures that management discharges its financial reporting responsibilities. The Board’s review is accomplished principally through the Audit Committee, which is composed of non-executive directors. The Audit Committee meets periodically with management and the auditors to review financial reporting and control matters.

/s/ Charles Jeannes	/s/ Lindsay Hall
Charles Jeannes	Lindsay Hall
President and Chief Executive Officer	Executive Vice President and Chief Financial Officer

Vancouver, Canada
February 25, 2016

GOLDCORP    |  1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Goldcorp Inc.

We have audited the accompanying consolidated financial statements of Goldcorp Inc. and subsidiaries (“the Company”), which comprise the consolidated balance sheets as at December 31, 2015, and December 31, 2014, and the consolidated statements of loss, comprehensive loss, changes in equity and cash flows for the years ended December 31, 2015, and December 31, 2014, and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Goldcorp Inc. and subsidiaries as at December 31, 2015, and December 31, 2014, and their financial performance and their cash flows for each of the years ended December 31, 2015, and December 31, 2014, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Other Matter

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as at December 31, 2015, based on the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 25, 2016, expressed an unqualified opinion on the Company’s internal control over financial reporting.

/s/ Deloitte LLP
Chartered Professional Accountants
Vancouver, Canada

February 25, 2016

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MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING
Management of Goldcorp Inc. ("Goldcorp" or "the Company") is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or caused to be designed under the supervision of, the President and Chief Executive Officer and the Executive Vice President and Chief Financial Officer and effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. It includes those policies and procedures that:

i.	pertain to the maintenance of records that accurately and fairly reflect, in reasonable detail, the transactions and dispositions of assets of Goldcorp;

ii.
provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and that Goldcorp’s receipts and expenditures are made only in accordance with authorizations of management and Goldcorp’s directors; and

iii.
provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of Goldcorp’s assets that could have a material effect on Goldcorp’s consolidated financial statements.

Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis. Also, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of Goldcorp’s internal control over financial reporting as of December 31, 2015, based on the criteria set forth in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management concludes that, as of December 31, 2015, Goldcorp’s internal control over financial reporting was effective.

The effectiveness of Goldcorp’s internal control over financial reporting, as of December 31, 2015, has been audited by Deloitte LLP, Independent Registered Public Accounting Firm, who also audited the Company’s consolidated financial statements as of and for the year ended December 31, 2015, as stated in their report.

/s/ Charles Jeannes	/s/ Lindsay Hall
Charles Jeannes	Lindsay Hall
President and Chief Executive Officer	Executive Vice President and Chief Financial Officer

Vancouver, Canada
February 25, 2016

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REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Goldcorp Inc.

We have audited the internal control over financial reporting of Goldcorp Inc. and subsidiaries (“the Company”) as of December 31, 2015, based on the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2015, based on the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as at and for the year ended December 31, 2015, of the Company and our report dated February 25, 2016, expressed an unmodified/unqualified opinion on those financial statements.

/s/ Deloitte LLP
Chartered Professional Accountants
Vancouver, Canada

February 25, 2016

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(In millions of United States dollars, except where noted)

Exhibit 99.2
Fourth Quarter Report – 2015
CONSOLIDATED STATEMENTS OF LOSS
YEARS ENDED DECEMBER 31
(In millions of United States dollars, except for per share amounts)

	Note	2015	2014
Revenues	10(a)	$4,375	$3,436
Mine operating costs
Production costs	11, 16	(2,580)	(2,079)
Depreciation and depletion	10, 16, 18(d)	(1,493)	(753)
		(4,073)	(2,832)
Earnings from mine operations		302	604
Exploration and evaluation costs	18(b)	(51)	(41)
Share of net (loss) earnings of associates and joint venture	19	(1)	156
Impairment of mining interests and goodwill	21	(4,906)	(2,999)
Corporate administration	11(a), 29	(207)	(247)
Loss from operations, associates and joint venture	10	(4,863)	(2,527)
Losses on derivatives, net	27(b)	(54)	(40)
Gain on dilution of ownership interest in associate	9(a)	99	—
Gain on disposition of mining interests, net of transaction costs	9(a), (b), (e)	315	18
Finance costs	12	(135)	(49)
Other expenses		(50)	(10)
Loss from continuing operations before taxes		(4,688)	(2,608)
Income tax recovery	13	485	440
Net loss from continuing operations		(4,203)	(2,168)
Net earnings from discontinued operations	9	46	9
Net loss		$(4,157)	$(2,159)
Net loss from continuing operations attributable to:
Shareholders of Goldcorp Inc.		$(4,204)	$(2,170)
Non-controlling interest	7	1	2
		$(4,203)	$(2,168)
Net loss attributable to:
Shareholders of Goldcorp Inc.		$(4,158)	$(2,161)
Non-controlling interest	7	1	2
		$(4,157)	$(2,159)
Net loss per share from continuing operations
Basic	14	$(5.08)	$(2.67)
Diluted	14	(5.08)	(2.67)
Net loss per share
Basic	14	$(5.03)	$(2.66)
Diluted	14	(5.03)	(2.66)

The accompanying notes form an integral part of these consolidated financial statements.

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CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
YEARS ENDED DECEMBER 31
(In millions of United States dollars)

	Note	2015	2014
Net loss		$(4,157)	$(2,159)
Other comprehensive loss, net of tax
Items that may be reclassified subsequently to net loss:	27(c)
Unrealized (losses) gains on available-for-sale securities		(6)	9
Reclassification adjustment for available-for-sale securities impairment losses included in net loss		9	5
Reclassification adjustment for realized gains on disposition of available-for-sale securities recognized in net loss		(1)	(20)
Reclassification of cumulative unrealized gains on shares of Probe Mines Ltd. on acquisition	8	(3)	—
Total other comprehensive loss, net of tax		(1)	(6)
Total comprehensive loss		$(4,158)	$(2,165)
Total comprehensive loss attributable to:
Shareholders of Goldcorp Inc.		$(4,159)	$(2,167)
Non-controlling interest	7	1	2
		$(4,158)	$(2,165)

The accompanying notes form an integral part of these consolidated financial statements.

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CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31
(In millions of United States dollars)

	Note	2015	2014
Operating activities
Net loss from continuing operations		$(4,203)	$(2,168)
Adjustments for:
Dividends from associates	19	7	109
Reclamation expenditures	26	(57)	(33)
Items not affecting cash:
Write down of inventories to net realizable value	16	144	72
Depreciation and depletion	10, 16, 18(d)	1,493	753
Share of net loss (earnings) of associates and joint venture	19	1	(156)
Impairment of mining interests and goodwill	21	4,906	2,999
Share-based compensation	29(a), (b), (c)	54	72
Unrealized (gains) loss on derivatives, net	27(b)	(29)	28
Gain on dilution of ownership interest in an associate	9(a)	(99)	—
Gain on disposition of mining interests, net of transaction costs	9(a), (b), (e)	(315)	(18)
Revision of estimates and accretion of reclamation and closure cost obligations	11, 12	(15)	95
Foreign exchange loss		130	8
Deferred income tax recovery	13	(791)	(575)
Other		25	2
Change in working capital	15	172	(206)
Net cash provided by operating activities of continuing operations		1,423	982
Net cash provided by operating activities of discontinued operations	9	7	32
Investing activities
Acquisition of mining interests, net of cash acquired	8	(43)	—
Expenditures on mining interests	10(e)	(1,152)	(1,882)
Deposits on mining interest expenditures		(26)	(139)
Return of capital investment in associate	19	112	—
Proceeds from disposition of mining interests, net of transaction costs	9(a), (b), (e)	788	193
Interest paid	10(e)	(77)	(101)
Purchases of money market investments and available-for-sale securities, net	15	(26)	(17)
Other		(2)	—
Net cash used in investing activities of continuing operations		(426)	(1,946)
Net cash provided by investing activities of discontinued operations	15	97	203
Financing activities
Debt borrowings, net of transaction costs	24	205	1,223
Debt repayments	24	(223)	(994)
Credit facility (repayments) drawdown, net	24	(840)	840
Payment of finance lease obligations	25	(2)	—
Dividends paid to shareholders	14(b)	(370)	(488)
Common shares issued		20	5
Other		21	—
Acquisition of non-controlling interest	7	(67)	—
Net cash (used in) provided by financing activities of continuing operations		(1,256)	586
Effect of exchange rate changes on cash and cash equivalents		(1)	—
Decrease in cash and cash equivalents		(156)	(143)
Cash and cash equivalents, beginning of the year		482	625
Cash and cash equivalents, end of the year	15	$326	$482
Supplemental cash flow information (note 15)

The accompanying notes form an integral part of these consolidated financial statements.

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CONSOLIDATED BALANCE SHEETS
(In millions of United States dollars)

	Note	At December 31 2015	At December 31 2014
Assets
Current assets
Cash and cash equivalents	15	$326	$482
Money market investments		57	53
Accounts receivable	27(b)	346	394
Inventories	16	469	772
Income taxes receivable		67	207
Assets held for sale	9	—	81
Other	17	66	158
		1,331	2,147
Mining interests
Owned by subsidiaries	18, 21	17,630	22,458
Investments in associates and joint venture	19, 21	1,839	2,087
		19,469	24,545
Goodwill	20, 21	—	479
Investments in securities	22	51	43
Deferred income taxes	13	50	26
Inventories	16	255	249
Other	23	272	377
Total assets	10	$21,428	$27,866
Liabilities
Current liabilities
Accounts payable and accrued liabilities		$680	$1,039
Debt	24	212	150
Income taxes payable		104	45
Liabilities relating to assets held for sale	9	—	55
Other		53	167
		1,049	1,456
Deferred income taxes	13	3,749	4,959
Debt	24	2,476	3,442
Provisions	26	775	671
Finance lease obligations	25	267	21
Income taxes payable		161	80
Other		103	62
Total liabilities	10	8,580	10,691
Equity
Shareholders’ equity
Common shares, stock options and restricted share units		17,604	17,261
Accumulated other comprehensive loss		(6)	(5)
Deficit		(4,750)	(296)
		12,848	16,960
Non-controlling interest	7	—	215
Total equity		12,848	17,175
Total liabilities and equity		$21,428	$27,866
Commitments and contingencies (notes 27(e)(ii) and 31)
Approved by the Board of Directors and authorized for issue on February 25, 2016.

/s/ Charles Jeannes	/s/ Ian Telfer
Charles Jeannes, Director	Ian Telfer, Director
The accompanying notes form an integral part of these consolidated financial statements.

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CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(In millions of United States dollars, shares in thousands)

	Common Shares
	Shares issued, fully paid with no par value	Amount	Stock options and restricted share units	Accumulated other comprehensive loss	Deficit	Attributable to shareholders of Goldcorp Inc.	Non-controlling interest	Total
At January 1, 2015	813,585	$16,941	$320	$(5)	$(296)	$16,960	$215	$17,175
Total comprehensive loss
Net loss	—	—	—	—	(4,158)	(4,158)	1	(4,157)
Other comprehensive loss	—	—	—	(1)	—	(1)	—	(1)
	—	—	—	(1)	(4,158)	(4,159)	1	(4,158)
Shares, options and warrants issued pursuant to the acquisition of Probe (note 8)	13,264	250	20	—	—	270	—	270
Stock options and warrants exercised and restricted share units issued and vested (note 29(a))	3,488	85	(65)	—	—	20	—	20
Share-based compensation (note 29(a))	—	—	53	—	—	53	—	53
Dividends (note 14(b))	—	—	—	—	(370)	(370)	—	(370)
Acquisition of non-controlling interest (note 7)	—	—	—	—	74	74	(216)	(142)
At December 31, 2015	830,337	$17,276	$328	$(6)	$(4,750)	$12,848	$—	$12,848

	Common Shares
	Shares issued, fully paid with no par value	Amount	Stock options and restricted share units	Accumulated other comprehensive income (loss)	Retained earnings (deficit)	Attributable to shareholders of Goldcorp Inc.	Non- controlling interest	Total
At January 1, 2014	812,257	$16,895	$296	$1	$2,353	$19,545	$213	$19,758
Total comprehensive loss
Net loss	—	—	—	—	(2,161)	(2,161)	2	(2,159)
Other comprehensive loss	—	—	—	(6)	—	(6)	—	(6)
	—	—	—	(6)	(2,161)	(2,167)	2	(2,165)
Stock options exercised and restricted share units issued and vested (note 29(a))	1,328	46	(42)	—	—	4	—	4
Share-based compensation (note 29(a))	—	—	66	—	—	66	—	66
Dividends (note 14(b))	—	—	—	—	(488)	(488)	—	(488)
At December 31, 2014	813,585	$16,941	$320	$(5)	$(296)	$16,960	$215	$17,175
The accompanying notes form an integral part of these consolidated financial statements.

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(In millions of United States dollars, except where noted)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

1.	DESCRIPTION OF BUSINESS AND NATURE OF OPERATIONS
Goldcorp Inc. is the ultimate parent company of its consolidated group ("Goldcorp" or "the Company"). The Company is incorporated and domiciled in Canada, and its registered office is at Suite 3400 – 666 Burrard Street, Vancouver, British Columbia, V6C 2X8.
The Company is a gold producer engaged in the operation, exploration, development and acquisition of precious metal properties in Canada, the United States, Mexico, and Central and South America. The Company’s current sources of operating cash flows are primarily from the sale of gold, silver, lead, zinc and copper.
At December 31, 2015, the Company’s principal producing mining properties were comprised of the Red Lake, Porcupine, Musselwhite and Éléonore gold mines in Canada; the Peñasquito gold/silver/lead/zinc mine and the Los Filos gold mine in Mexico; the Marlin gold/silver mine in Guatemala; the Cerro Negro gold/silver mine and the Alumbrera gold/copper mine (37.5% interest) in Argentina; and the Pueblo Viejo gold/silver/copper mine (40.0% interest) in the Dominican Republic. The Cerro Negro gold/silver mine and the Éléonore gold mine achieved commercial production effective January 1, 2015 and April 1, 2015, respectively.
On March 13, 2015, the Company acquired 100% of the outstanding shares of Probe Mines Ltd. ("Probe"), which owns the Borden gold project ("Borden project") in Canada (note 8). On November 24, 2015, the Company completed the acquisition of the 30% non-controlling interest held by New Gold Inc. ("New Gold") in the El Morro project gold/copper deposit, increasing the Company's interest in El Morro to 100%. On the same date, the Company entered into a joint venture agreement ("Project Corridor") with Teck Resources Ltd. ("Teck"), into which both parties contributed their respective interests in the El Morro and Relincho deposits in Chile (note 7) in exchange for a 50% interest in the Project Corridor Joint Venture. The Company’s significant projects at December 31, 2015 included the Borden and Cochenour gold projects in Canada; the Camino Rojo gold/silver project in Mexico; and the Project Corridor gold/copper project in Chile.
The Wharf gold mine ("Wharf") and Marigold gold mine ("Marigold") in the United States were sold on February 20, 2015 and April 4, 2014, respectively, and the results of Wharf and Marigold have been presented as discontinued operations for the years ended December 31, 2015 and 2014 (notes 9(c) and 9(d)). On June 30, 2015 and March 24, 2014, the Company disposed of its 25.9% equity interest in Tahoe Resources Inc. ("Tahoe") and 19.3% equity interest in Primero Mining Corp. ("Primero"), respectively, which were previously recognized as investments in an associate (notes 9(a) and 9(e)).

2.	BASIS OF PREPARATION
These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"), effective as of December 31, 2015. IFRS comprises IFRSs, International Accounting Standards ("IASs"), and interpretations issued by the IFRS Interpretations Committee ("IFRICs") and the former Standing Interpretations Committee ("SICs").

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
The significant accounting policies used in the preparation of these consolidated financial statements are as follows:

(a)	Basis of measurement

These consolidated financial statements have been prepared on a historical cost basis, except for those assets and liabilities that are measured at revalued amounts or fair values at the end of each reporting period. Additionally, these consolidated financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

(b)	Currency of presentation

The Company's presentation currency is the United States ("US") dollar. All amounts, with the exception of per share amounts, are expressed in millions of US dollars, unless otherwise stated. References to C$ are to Canadian dollars.

(c)	Basis of consolidation
These consolidated financial statements include the accounts of the Company and its subsidiaries. Subsidiaries are entities controlled by the Company. Control exists when the Company has power over an investee, when the Company is exposed, or has rights, to variable returns from the investee and when the Company has the ability to affect those returns through its power over the investee. Subsidiaries are included in the consolidated financial results of the Company from the effective date of acquisition up to the effective

GOLDCORP    |  10

(In millions of United States dollars, except where noted)

date of disposition or loss of control. The principal subsidiaries (mine sites and operating segments) of Goldcorp and their geographic locations at December 31, 2015 were as follows:

Direct parent company (mine sites and operating segments) (note 10)	Location	Ownership interest	Mining properties and development projects owned (note 18)
Red Lake Gold Mines Ontario Partnership ("Red Lake")	Canada	100%	Red Lake and Campbell Complexes, and Cochenour project
Goldcorp Canada Ltd./Goldcorp Inc. ("Porcupine")	Canada	100%	Porcupine mine and Borden project
Goldcorp Canada Ltd./Goldcorp Inc. ("Musselwhite")	Canada	100%	Musselwhite mine
Les Mines Opinaca Ltée ("Éléonore")	Canada	100%	Éléonore mine
Minera Peñasquito S.A. de C.V. and Camino Rojo S.A. de C.V. ("Peñasquito")	Mexico	100%	Peñasquito mine and Camino Rojo project
Desarrollos Mineros San Luis S.A. de C.V. ("Los Filos")	Mexico	100%	Los Filos mine
Montana Exploradora de Guatemala S.A. ("Marlin")	Guatemala	100%	Marlin mine
Oroplata S.A. ("Cerro Negro")	Argentina	100%	Cerro Negro mine
Intercompany assets and liabilities, equity, income, expenses, and cash flows between the Company and its subsidiaries are eliminated.
These consolidated financial statements also include the following investments in associates and joint venture that are accounted for using the equity method (note 3(d)):

Associates and joint venture (mine sites and/or operating segments) (notes 7, 10 and 19)	Location	Ownership interest	Classification	Mining properties (note 18)
Minera Alumbrera Limited ("Alumbrera")	Argentina	37.5%	Associate	Alumbrera mine
Pueblo Viejo Dominicana Corporation ("Pueblo Viejo")	Dominican Republic	40.0%	Associate	Pueblo Viejo mine
Corredor SpA ("Project Corridor")	Chile	50.0%	Joint Venture	El Morro and Relincho deposits ("Project Corridor")

(d)	Investments in associates and joint venture

The Company conducts a portion of its business through equity interests in associates and a joint venture.
A joint venture is a joint arrangement whereby the joint venture participants are bound by contractual agreements establishing joint control. Joint control exists when decisions about the activities that significantly affect the returns of the investee require unanimous consent. A joint arrangement may be a joint operation or a joint venture. A joint arrangement is classified as a joint venture when the investor has rights to the net assets of the joint arrangement. A joint operation is a joint arrangement whereby the investor has rights and obligations to the separate assets and liabilities of the investee, respectively. The Company does not hold interests in joint operations.
An associate is an entity over which the Company has significant influence, and is neither a subsidiary or a joint arrangement. The Company has significant influence when it has the power to participate in the financial and operating policy decisions of the associate but does not have control or joint control over those policies.
The Company accounts for its investments in associates and joint venture using the equity method. Under the equity method, the Company’s investment in an associate or a joint venture is initially recognized at cost and subsequently increased or decreased to recognize the Company's share of earnings and losses of the associate or joint venture, after any adjustments necessary to give effect to uniform accounting policies, any other movement in the associate or joint venture's reserves, and for impairment losses after the initial recognition date. The total carrying amount of the Company's investments in associates and joint venture also include any long-term debt interests which in substance form part of the Company's net investment. The Company’s share of an associate or joint venture's losses that are in excess of its investment are recognized only to the extent that the Company has incurred legal or constructive obligations or made payments on behalf of the associate or joint venture. The Company's share of earnings and losses of associates and joint venture are recognized in net earnings during the period. Dividends and repayment of capital received from an associate or joint venture are accounted for as a reduction in the carrying amount of the Company’s investment. The Company’s investments in associates and joint venture are included in mining interests on the Consolidated Balance Sheets.

GOLDCORP    |  11

(In millions of United States dollars, except where noted)

Unrealized gains and losses between the Company and its associates and joint venture are recognized only to the extent of unrelated investors’ interests in the associates and joint venture. Intercompany balances and interest expense and income arising on loans and borrowings between the Company and its associates and joint venture are not eliminated.

Impairment of investments in associates and joint venture

At the end of each reporting period, the Company assesses whether there is any objective evidence that an investment in an associate or joint venture is impaired. Objective evidence includes observable data indicating there is a measurable decrease in the estimated future cash flows of the investee’s operations. When there is objective evidence that an investment is impaired, the carrying amount of such investment is compared to its recoverable amount, being the higher of its fair value less costs of disposal ("FVLCD") and value-in-use ("VIU"). If the recoverable amount of an investment is less than its carrying amount, the carrying amount is reduced to its recoverable amount and an impairment loss, being the excess of carrying amount over the recoverable amount, is recognized in the period in which the relevant circumstances are identified. When an impairment loss reverses in a subsequent period, the carrying amount of the investment is increased to the revised estimate of recoverable amount to the extent that the increased carrying amount does not exceed the carrying amount that would have been determined had an impairment loss not been previously recognized. A reversal of an impairment loss is recognized in net earnings/loss in the period in which the reversal occurs.

(e)	Non-controlling interests

Non-controlling interests in the Company’s less than wholly-owned subsidiaries are classified as a separate component of equity. On initial recognition, non-controlling interests are measured at their proportionate share of the acquisition date fair value of identifiable net assets of the related subsidiary acquired by the Company. Subsequent to the acquisition date, adjustments are made to the carrying amount of non-controlling interests for the non-controlling interests’ share of changes to the subsidiary’s equity. Adjustments to recognize the non-controlling interests’ share of changes to the subsidiary’s equity are made even if this results in the non-controlling interests having a deficit balance.

Changes in the Company’s ownership interest in a subsidiary that do not result in a loss of control are recorded as equity transactions. The carrying amount of non-controlling interests is adjusted to reflect the change in the non-controlling interests’ relative interests in the subsidiary and the difference between the adjustment to the carrying amount of non-controlling interests and the Company’s share of proceeds received and/or consideration paid is recognized directly in equity and attributed to shareholders of the Company.

(f)	Business combinations

A business combination is defined as an acquisition of assets and liabilities that constitute a business. A business is an integrated set of activities and assets that is capable of being conducted and managed for the purpose of providing a return to the Company and its shareholders in the form of dividends, lower costs or other economic benefits. A business consists of inputs, including non-current assets, and processes, including operational processes, that when applied to those inputs have the ability to create outputs that provide a return to the Company and its shareholders. A business also includes those assets and liabilities that do not necessarily have all the inputs and processes required to produce outputs, but can be integrated with the inputs and processes of the Company to create outputs. When acquiring a set of activities or assets in the exploration and development stage, which may not have outputs, the Company considers other factors to determine whether the set of activities or assets is a business. Those factors include, but are not limited to, whether the set of activities or assets:

(i)	Has begun planned principal activities;

(ii)	Has employees, intellectual property and other inputs and processes that could be applied to those inputs;

(iii)	Is pursuing a plan to produce outputs; and

(iv)	Will be able to obtain access to customers that will purchase the outputs.
Not all of the above factors need to be present for a particular integrated set of activities or assets in the exploration and development stage to qualify as a business.

Business combinations are accounted for using the acquisition method whereby identifiable assets acquired and liabilities assumed, including contingent liabilities, are recorded at 100% of their fair values at acquisition date. The acquisition date is the date at which the Company obtains control over the acquiree, which is generally the date that consideration is transferred and the Company acquires the assets and assumes the liabilities of the acquiree. The Company considers all relevant facts and circumstances in determining the acquisition date.

GOLDCORP    |  12

(In millions of United States dollars, except where noted)

The consideration transferred in a business combination is measured at fair value, which is calculated as the sum of the fair values of the assets at the acquisition date transferred by the Company, the liabilities, including contingent consideration, incurred and payable by the Company to former owners of the acquiree and the equity interests issued by the Company. The measurement date for equity interests issued by the Company is the acquisition date. Acquisition-related costs, other than costs to issue debt or equity securities of the acquirer, are expensed as incurred. The costs to issue equity securities of the Company as consideration for the acquisition are reduced from share capital as share issue costs.

It generally requires time to obtain the information necessary to identify and measure the following as of the acquisition date:

(i)	The identifiable assets acquired, liabilities assumed and any non-controlling interest in the acquiree;

(ii)	The consideration transferred in exchange for an interest in the acquiree;

(iii)	In a business combination achieved in stages, the equity interest in the acquiree previously held by the acquirer; and

(iv)	The resulting goodwill or gain on a bargain purchase.
If the initial accounting for a business combination is incomplete by the end of the reporting period in which the combination occurs, the Company reports in its consolidated financial statements provisional amounts for the items for which the accounting is incomplete. During the measurement period, the Company will retrospectively adjust the provisional amounts recognized at the acquisition date to reflect new information obtained about facts and circumstances that existed as of the acquisition date and, if known, would have affected the measurement of the amounts recognized as of that date. During the measurement period, the Company will also recognize additional assets or liabilities if new information is obtained about facts and circumstances that existed as of the acquisition date and, if known, would have resulted in the recognition of those assets and liabilities as of that date. The measurement period ends as soon as the Company receives the information it was seeking about facts and circumstances that existed as of the acquisition date or learns that more information is not obtainable and shall not exceed one year from the acquisition date.

Non-controlling interests are recorded at their proportionate share of the fair value of identifiable net assets acquired on initial recognition. The excess of: (i) total consideration transferred by the Company, measured at fair value, including contingent consideration, and (ii) the non-controlling interests in the acquiree, over the fair value of net assets acquired, is recorded as goodwill.

(g)	Discontinued operations

A discontinued operation is a component of the Company that either has been disposed of, or is classified as held for sale, and: (i) represents a separate major line of business or geographical area of operation; (ii) is part of a single coordinated plan to dispose of a separate major line of business or geographical area of operation; or (iii) is a subsidiary acquired exclusively with a view to resell.

A component of the Company comprises an operation and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the Company.

(h)	Assets and liabilities held for sale

A non-current asset or disposal group of assets and liabilities ("disposal group") is classified as held for sale if its carrying amount will be recovered principally through a sale transaction rather than through continuing use, and when the following criteria are met:

(i)	The non-current asset or disposal group is available for immediate sale in its present condition subject only to terms that are usual and customary for sales of such assets or disposal groups; and

(ii)	The sale of the non-current asset or disposal group is highly probable. For the sale to be highly probable:

a.	The appropriate level of management must be committed to a plan to sell the asset or disposal group;

b.	An active program to locate a buyer and complete the plan must have been initiated;

c.	The non-current asset or disposal group must be actively marketed for sale at a price that is reasonable in relation to its current fair value;

d.	The sale should be expected to qualify for recognition as a completed sale within one year from the date of classification as held for sale (with certain exceptions); and

GOLDCORP    |  13

(In millions of United States dollars, except where noted)

e.	Actions required to complete the plan should indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn.

Non-current assets and disposal groups are classified as held for sale from the date these criteria are met and are measured at the lower of the carrying amount and fair value less costs to sell ("FVLCTS"). If the FVLCTS is lower than the carrying amount, an impairment loss is recognized in net earnings. Upon classification as held for sale, non-current assets are no longer depreciated.

(i)	Foreign currency translation

The functional and presentation currency of the Company and each of its subsidiaries, associates and joint venture is the US dollar. Accordingly, foreign currency transactions and balances of the Company’s subsidiaries, associates and joint venture are translated as follows: (i) monetary assets and liabilities denominated in currencies other than the US dollar ("foreign currencies") are translated into US dollars at the exchange rates prevailing at the balance sheet date; (ii) non-monetary assets denominated in foreign currencies and measured at other than fair value are translated using the rates of exchange at the transaction dates; (iii) non-monetary assets denominated in foreign currencies that are measured at fair value are translated using the rates of exchange at the dates those fair values are determined; and (iv) income statement items denominated in foreign currencies are translated using the average monthly exchange rates, except for depreciation and depletion which is translated at historical exchange rates.

Foreign exchange gains and losses are recognized in net earnings/loss and presented in the Consolidated Statements of Loss in accordance with the nature of the transactions to which the foreign currency gains and losses relate. Unrealized foreign exchange gains and losses on cash and cash equivalent balances denominated in foreign currencies are disclosed separately in the Consolidated Statements of Cash Flows.

(j)	Revenue recognition

The Company includes proceeds from the sale of all metals in revenue. The Company’s primary product is gold and other metals produced as part of the extraction process are considered to be by-products arising from the production of gold. Revenue from the sale of metals is recognized when the significant risks and rewards of ownership have passed to the buyer; it is probable that economic benefits associated with the transaction will flow to the Company; the sale price can be measured reliably; the Company has no significant continuing involvement; and the costs incurred or to be incurred in respect of the transaction can be measured reliably. In circumstances where title is retained to protect the financial security interests of the Company, revenue is recognized when the significant risks and rewards of ownership have passed to the buyer.

The initial sales price of the Company’s concentrate metal sales is determined on a provisional basis at the date of sale. The final sales price is based on the monthly average London Metal Exchange or London Bullion Market Association prices with monthly movements between the provisional and final pricing recognized in revenue. The period between provisional invoicing and final pricing, or settlement period, is typically between 30 and 120 days. Revenue on provisionally priced sales is recognized based on the estimated fair value of the total consideration receivable. These provisional sales contain an embedded derivative instrument which represents the forward contract for which the provisional sale is subsequently adjusted and is required to be separated from the host contract. Accordingly, the fair value of the final sales price adjustment is re-estimated by reference to forward market prices at each period end and changes in fair value are recognized as an adjustment to revenue. Accounts receivable for metal concentrate sales are therefore measured at fair value. Refining and treatment charges are netted against revenues from metal concentrate sales.

(k)	Earnings per share

Earnings per share calculations are based on the weighted average number of common shares outstanding during the period. For calculations of diluted earnings per share, the weighted average number of common shares outstanding are adjusted to include the effects of restricted share units and dilutive stock options, whereby proceeds from the potential exercise of dilutive stock options with exercise prices that are below the average market price of the underlying shares are assumed to be used in purchasing the Company’s common shares at their average market price for the period. The dilutive effect of the Company’s convertible senior notes is determined by adjusting the numerator for interest expensed during the period, net of tax, and for changes in the fair value of the conversion feature of the outstanding notes recognized in net earnings during the period, and the denominator for the additional weighted average number of common shares on an if converted basis as at the beginning of the period.

(l)	Cash and cash equivalents

Cash and cash equivalents include cash and short-term money market investments that are readily convertible to cash with original terms of three months or less.

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(In millions of United States dollars, except where noted)

(m)	Inventories and stockpiled ore

Finished goods, work-in-process, heap leach ore and stockpiled ore are measured at the lower of weighted average cost and net realizable value. Net realizable value is calculated as the estimated price at the time of sale based on prevailing and long-term metal prices less estimated future costs to convert the inventories into saleable form and estimated costs to sell. At operations where the ore extracted contains significant amounts of metals other than gold, primarily silver, copper, lead and zinc, cost is allocated between the joint products on a pro-rata basis. Incremental processing costs directly related to a joint product are allocated to that metal. Where insignificant amounts of metals other than gold are produced during the production process, these by-products are valued at their estimated net realizable value.

Ore extracted from the mines is stockpiled and subsequently processed into finished goods (gold and by-products in doré or concentrate form). Costs are included in work-in-process inventory based on current costs incurred up to the point prior to the refining process, including applicable depreciation and depletion of mining interests, and removed at the weighted average cost per recoverable ounce of gold. The average costs of finished goods represent the average costs of work-in-process inventories incurred prior to the refining process, plus applicable refining costs.

The recovery of gold and by-products from certain oxide ore is achieved through a heap leaching process at the Peñasquito and Los Filos mines. Under this method, ore is stacked on leach pads and treated with a chemical solution that dissolves the gold contained within the ore. The resulting pregnant solution is further processed in a plant where the gold is recovered. Costs are included in heap leach ore inventory based on current mining and leaching costs, including applicable depreciation and depletion of mining interests, and removed from heap leach ore inventory as ounces of gold are recovered at the weighted average cost per recoverable ounce of gold on the leach pads. Estimates of recoverable gold on the leach pads are calculated based on the quantities of ore placed on the leach pads (measured tonnes added to the leach pads), the grade of ore placed on the leach pads (based on assay data), and a recovery percentage (based on ore type).

Supplies are measured at weighted average cost. In the event that the net realizable value of the finished product, the production of which the supplies are held for use in, is lower than the expected cost of the finished product, the supplies are written down to net realizable value.

The costs of inventories sold during the period are presented as mine operating costs in the Consolidated Statements of Loss.

(n)	Mining interests

Mining interests include mining properties, related plant and equipment, and the Company's investments in associates and joint venture (note 3(d)).

Mining properties

Mining properties are comprised of reserves, resources and exploration potential. The value associated with resources and exploration potential is the value beyond proven and probable reserves.

Resources represent the property interests that are believed to potentially contain economic mineralized material such as inferred material within pits; measured, indicated and inferred resources with insufficient drill spacing to qualify as proven and probable reserves; and inferred resources in close proximity to proven and probable reserves. Exploration potential represents the estimated mineralized material contained within: (i) areas adjacent to existing reserves and mineralization located within the immediate mine area; (ii) areas outside of immediate mine areas that are not part of measured, indicated, or inferred resources; and (iii) greenfields exploration potential that is not associated with any other production, development, or exploration stage property.

Recognition

Capitalized costs of mining properties include the following:

(i)	Costs of acquiring production, development and exploration stage properties in asset acquisitions;

(ii)	Costs attributed to mining properties acquired in business combinations;

(iii)	Expenditures incurred to develop mining properties;

(iv)	Economically recoverable exploration and evaluation expenditures;

GOLDCORP    |  15

(In millions of United States dollars, except where noted)

(v)	Borrowing costs incurred that are attributable to qualifying mining properties;

(vi)	Certain costs incurred during production, net of proceeds from sales, prior to reaching operating levels intended by management; and

(vii)	Estimates of reclamation and closure costs (note 3(r)).

Acquisitions:

The cost of acquiring a mining property as part of a business combination is capitalized and represents the property’s fair value at the date of acquisition.The purchase consideration of the acquisition of a mining property determined to be an asset acquisition is allocated to the individual assets acquired and liabilities assumed based on their relative fair values. Fair value is determined by estimating the value of the property’s reserves, resources and exploration potential.

Development expenditures:

Drilling and related costs incurred to define and delineate a mineral deposit that has not been classified as proven and probable reserves are capitalized and included in the carrying amount of the related property in the period incurred, when management determines that it is probable that the expenditures will result in a future economic benefit to the Company.

In open pit mining operations, it is necessary to incur costs to remove overburden and other mine waste materials in order to access the ore body (stripping costs). Stripping costs incurred prior to the production stage of a mining property (pre-stripping costs) are capitalized as part of the carrying amount of the related mining property.

Exploration and evaluation expenditures:

The costs of acquiring rights to explore, exploratory drilling and related costs incurred on sites without an existing mine and on areas outside the boundary of a known mineral deposit which contain proven and probable reserves are exploration and evaluation expenditures and are expensed as incurred to the date of establishing that costs incurred are economically recoverable. Exploration and evaluation expenditures incurred subsequent to the establishment of economic recoverability are capitalized and included in the carrying amount of the related mining property.

Management uses the following criteria in its assessments of economic recoverability and probability of future economic benefit:

(i)	Geology: there is sufficient geologic certainty of converting a mineral deposit into a proven and probable reserve. There is a history of conversion to reserves at operating mines;

(ii)
Scoping or feasibility: there is a scoping study or preliminary feasibility study that demonstrates the additional reserves and resources will generate a positive commercial outcome. Known metallurgy provides a basis for concluding there is a significant likelihood of being able to recover the incremental costs of extraction and production;

(iii)	Accessible facilities: the mineral deposit can be processed economically at accessible mining and processing facilities where applicable;

(iv)
Life of mine plans: an overall life of mine plan and economic model to support the economic extraction of reserves and resources exists. A long-term life of mine plan and supporting geological model identifies the drilling and related development work required to expand or further define the existing ore body; and

(v)	Authorizations: operating permits and feasible environmental programs exist or are obtainable.

Prior to capitalizing exploratory drilling, evaluation, development and related costs, management determines that the following conditions have been met:

(i)	It is probable that a future economic benefit will flow to the Company;

(ii)	The Company can obtain the benefit and controls access to it;

(iii)	The transaction or event giving rise to the future economic benefit has already occurred; and

(iv)	Costs incurred can be measured reliably.

GOLDCORP    |  16

(In millions of United States dollars, except where noted)

Borrowing costs:

Borrowing costs incurred that are attributable to acquiring and developing exploration and development stage mining properties and constructing new facilities (qualifying assets) are capitalized and included in the carrying amounts of qualifying assets until those qualifying assets are ready for their intended use, which in the case of mining properties, is when the mining property reaches commercial production. Capitalization commences on the date that expenditures for the qualifying asset are being incurred, borrowing costs are being incurred by the Company and activities that are necessary to prepare the qualifying asset for its intended use are being undertaken. All other borrowing costs are expensed in the period in which they are incurred. For funds obtained from general borrowing, the amount capitalized is calculated using a weighted average of rates applicable to the borrowings during the period. For funds borrowed that are directly attributable to a qualifying asset, the amount capitalized represents the actual borrowing costs incurred on the specific borrowings.

Costs incurred during production:

Capitalization of costs incurred ceases when the mining property is capable of operating at levels intended by management. Costs incurred prior to this point, including depreciation of related plant and equipment, are capitalized and proceeds from sales during this period are offset against costs capitalized.

Development costs incurred to maintain current production are included in mine operating costs. These costs include the development and access (tunnelling) costs of production drifts to develop the ore body in the current production cycle.

During the production phase of a mine, stripping costs incurred that provide access to a component of reserves and resources that will be produced in future periods and that would not have otherwise been accessible are capitalized ("stripping activity asset"). The costs qualifying for capitalization are those costs directly incurred to perform the stripping activity that improves access to the identified component of ore, plus an allocation of directly attributable overhead costs, and which are determined using a strip ratio methodology. The strip ratio represents the ratio of the estimated total volume of waste material to the estimated total quantity of economically recoverable ore of the component of the reserves and resources for which access has been improved.The stripping activity asset is included as part of the carrying amount of the mining property. Capitalized stripping costs are amortized based on the estimated recoverable ounces contained in reserves and resources that directly benefit from the stripping activities. Costs for waste removal that do not give rise to future economic benefits are included in mine operating costs in the period in which they are incurred.

Measurement

Mining properties are recorded at cost less accumulated depletion and impairment losses.

Depletion:

The carrying amounts of mining properties are depleted using the unit-of-production method over the estimated recoverable ounces, when the mine is capable of operating at levels intended by management. Under this method, depletable costs are multiplied by the number of ounces produced, and divided by the estimated recoverable ounces contained in proven and probable reserves and a portion of resources where it is considered highly probable that those resources will be economically extracted. During the year ended December 31, 2015, depletion expense would increase by $69 million (2014 – $43 million) if resources were excluded from recoverable ounces.

A mine is capable of operating at levels intended by management when:

(i)	Operational commissioning of major mine and plant components is complete;

(ii)	Operating results are being achieved consistently for a period of time;

(iii)	There are indicators that these operating results will be continued; and

(iv)
Other factors are present, including one or more of the following: A significant portion of plant/mill capacity has been achieved; a significant portion of available funding is directed towards operating activities; a pre-determined, reasonable period of time has passed; or significant milestones for the development of the mining property have been achieved.

Management reviews the estimated total recoverable ounces contained in depletable reserves and resources at each financial year end, and when events and circumstances indicate that such a review should be made. Changes to estimated total recoverable ounces contained in depletable reserves and resources are accounted for prospectively.

GOLDCORP    |  17

(In millions of United States dollars, except where noted)

Impairment:

At the end of each reporting period, the Company reviews its mining properties and plant and equipment at the cash-generating unit ("CGU") level to determine whether there is any indication that these assets are impaired. If any such indication exists, the recoverable amount of the relevant CGU is estimated in order to determine the extent of impairment. A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. The Company’s CGUs are its significant mine sites, represented by its principal producing mining properties and significant development projects. In certain circumstances, where the recoverable amount of an individual asset can be determined, impairment is performed at the individual asset level.

The recoverable amount of a mine site is the greater of its FVLCD and VIU. In determining the recoverable amounts of each of the Company’s mine sites, the Company uses the FVLCD as this will generally be greater than or equal to the VIU. When there is no binding sales agreement, FVLCD is estimated as the discounted future after-tax cash flows expected to be derived from a mine site, less an amount for costs to sell estimated based on similar past transactions. When discounting estimated future after-tax cash flows, the Company uses its after-tax weighted average cost of capital. Estimated cash flows are based on expected future production, metal selling prices, operating costs and capital expenditures. If the recoverable amount of a mine site is estimated to be less than its carrying amount, the carrying amount is reduced to its recoverable amount. The carrying amount of each mine site includes the carrying amounts of mining properties, plant and equipment, goodwill and related deferred income tax balances, net of the mine site reclamation and closure cost provision. In addition, the carrying amounts of the Company’s corporate assets are allocated to the relevant mine sites for impairment purposes. Impairment losses are recognized in net earnings in the period in which they are incurred. The allocation of an impairment loss, if any, for a particular mine site to its mining properties and plant and equipment is based on the relative carrying amounts of those assets at the date of impairment. Those mine sites which have been impaired are tested for possible reversal of the impairment whenever events or changes in circumstances indicate that the impairment may have reversed. When an impairment loss reverses in a subsequent period, the revised carrying amount shall not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset previously, less subsequent depreciation and depletion. Reversals of impairment losses are recognized in net earnings in the period in which the reversals occur.

Plant and equipment

Plant and equipment are recorded at cost less accumulated depreciation and impairment losses. Costs capitalized for plant and equipment include borrowing costs incurred that are attributable to qualifying plant and equipment. The carrying amounts of plant and equipment are depreciated using either the straight-line or unit-of-production method over the shorter of the estimated useful life of the asset or the life of mine. The significant classes of depreciable plant and equipment and their estimated useful lives are as follows:

Mill and mill components	life of mine
Underground infrastructure	life of mine
Mobile equipment components	3 to 15 years

Assets under construction are depreciated when they are substantially complete and available for their intended use, over their estimated useful lives.

Management reviews the estimated useful lives, residual values and depreciation methods of the Company’s plant and equipment at the end of each financial year, and when events and circumstances indicate that such a review should be made. Changes to estimated useful lives, residual values or depreciation methods resulting from such review are accounted for prospectively.

Derecognition

Upon disposal or abandonment, the carrying amounts of mining properties and plant and equipment are derecognized and any associated gains or losses are recognized in net earnings.

(o)	Goodwill

Goodwill typically arises on the Company’s acquisitions due to: (i) the ability of the Company to capture certain synergies through management of the acquired operation within the Company; (ii) the potential to increase reserves and resources through exploration activities; and (iii) the requirement to record a deferred tax liability for the difference between the assigned fair values and the tax bases of assets acquired and liabilities assumed.

GOLDCORP    |  18

(In millions of United States dollars, except where noted)

Goodwill is not amortized. The Company performs an impairment test for goodwill at each financial year end and when events or changes in circumstances indicate that the related carrying amount may not be recoverable. If the carrying amount of a mine site to which goodwill has been allocated exceeds the recoverable amount, an impairment loss is recognized for the amount in excess. The impairment loss is allocated first to reduce the carrying amount of goodwill allocated to the mine site to nil and then to the other assets of the mine site based on the relative carrying amounts of those assets. Impairment losses recognized for goodwill are not reversed in subsequent periods should its value recover.

Upon disposal or abandonment of a mine site, the carrying amount of goodwill allocated to that mine site is derecognized and included in the calculation of the gain or loss on disposal or abandonment.

(p)	Leases

Contracts which contain the legal form of a lease are classified as either finance or operating leases. Finance leases represent leases that transfer substantially all of the risks and rewards of ownership of the leased asset. They are capitalized at the commencement of the lease at the lower of the fair value of the leased asset and the present value of the minimum lease payments and these capitalized costs are depreciated over the shorter of the period of expected use and the lease term. Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Operating lease payments are included in production costs in the Company's Consolidated Statements of Loss on a straight-line basis over the period of the lease. In addition to contracts which take the legal form of a lease, other significant contracts are assessed to determine whether, in substance, they are or contain a lease, if the contractual arrangement contains the use of a specific asset and the right to use that asset.

(q)	Income taxes

The Company uses the liability method of accounting for income taxes. Under the liability method, deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, unused tax losses and other income tax deductions. Deferred income tax assets are recognized for deductible temporary differences, unused tax losses and other income tax deductions to the extent that it is probable the Company will have taxable income against which those deductible temporary differences, unused tax losses and other income tax deductions can be utilized. The extent to which deductible temporary differences, unused tax losses and other income tax deductions are expected to be realized is reassessed at the end of each reporting period.

In a business combination, temporary differences arise as a result of differences between the fair values of identifiable assets and liabilities acquired and their respective tax bases. Deferred income tax assets and liabilities are recognized for the tax effects of these differences. Deferred income tax assets and liabilities are not recognized for temporary differences arising from goodwill or from the initial recognition of assets and liabilities acquired in a transaction other than a business combination which do not affect either accounting or taxable income or loss.

Deferred income tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply when the related assets are realized or the liabilities are settled. The measurement of deferred income tax assets and liabilities reflects the tax consequences that would follow from the manner in which the Company expects, at the reporting date, to recover and settle the carrying amounts of its assets and liabilities, respectively. The effect on deferred income tax assets and liabilities of a change in tax rates is recognized in the period in which the change is substantively enacted.

The Company records foreign exchange gains and losses representing the impacts of movements in foreign exchange rates on the tax bases of non-monetary assets and liabilities which are denominated in foreign currencies. Foreign exchange gains and losses relating to deferred income taxes and current income taxes are included in deferred income tax expense/recovery and current income tax expense/recovery, respectively in the Consolidated Statements of Loss.

Current and deferred income tax expense or recovery are recognized in net earnings except when they arise as a result of items recognized in other comprehensive income or directly in equity, in which case the related current and deferred income taxes are also recognized in other comprehensive income or directly in equity, respectively.

(r)	Provisions

Provisions are liabilities that are uncertain in timing or amount. The Company records a provision when and only when:

(i)	The Company has a present obligation (legal or constructive) as a result of a past event;

(ii)	It is probable that an outflow of resources embodying economic benefits will be required to settle the obligation; and

GOLDCORP    |  19

(In millions of United States dollars, except where noted)

(iii)	A reliable estimate can be made of the amount of the obligation.
Constructive obligations are obligations that derive from the Company’s actions where:

(i)
By an established pattern of past practice, published policies or a sufficiently specific current statement, the Company has indicated to other parties that it will accept certain responsibilities; and

(ii)	As a result, the Company has created a valid expectation on the part of those other parties that it will discharge those responsibilities.

Provisions are reviewed at the end of each reporting period and adjusted or reversed to reflect management’s current best estimate of the expenditure required to settle the present obligation at the end of the reporting period. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed. Provisions are reduced by actual expenditures for which the provision was originally recognized. Where discounting has been used, the carrying amount of a provision is accreted during the period to reflect the passage of time. This accretion expense is included in finance costs in the Consolidated Statements of Loss.

Reclamation and closure cost obligations

The Company records a provision for the estimated future costs of reclamation and closure of operating, closed and inactive mines and development projects when environmental disturbance occurs or a constructive obligation arises. Future costs represent management’s best estimates which incorporate assumptions on the effects of inflation, movements in foreign exchange rates and the effects of country and other specific risks associated with the related liabilities. These estimates of future costs are discounted to net present value using the risk-free interest rate applicable to the future cash outflows. The provision for the Company’s reclamation and closure cost obligations is accreted over time to reflect the unwinding of the discount with the accretion expense included in finance costs in the Consolidated Statements of Loss. The provision for reclamation and closure cost obligations is remeasured at the end of each reporting period for changes in estimates or circumstances. Changes in estimates or circumstances include changes in legal or regulatory requirements, increased obligations arising from additional mining and exploration activities, changes to cost estimates and changes to the risk-free interest rates.

Reclamation and closure cost obligations relating to operating mines and development projects are initially recorded with a corresponding increase to the carrying amounts of related mining properties. Changes to the obligations which may arise as a result of changes in estimates and assumptions are also accounted for as changes in the carrying amounts of related mining properties, except where a reduction in the obligation is greater than the capitalized reclamation and closure costs, in which case, the capitalized reclamation and closure costs are reduced to nil and the remaining adjustment is included in production costs in the Consolidated Statements of Loss. Reclamation and closure cost obligations related to inactive and closed mines are included in production costs in the Consolidated Statements of Loss on initial recognition and subsequently when remeasured.

(s)	Financial instruments

Measurement – initial recognition

On initial recognition, all financial assets and financial liabilities are recorded at fair value, net of attributable transaction costs, except for financial assets and liabilities classified as at fair value through profit or loss ("FVTPL"). The directly attributable transaction costs of financial assets and liabilities classified as at FVTPL are expensed in the period in which they are incurred.

Classification and measurement – subsequent to initial recognition

Subsequent measurement of financial assets and liabilities depends on the classifications of such assets and liabilities.

Classified as at fair value through profit or loss:

Financial assets and liabilities classified as at FVTPL are measured at fair value with changes in fair values recognized in net earnings. Financial assets and liabilities are classified as at FVTPL when: (i) they are acquired or incurred principally for short-term profit taking and/or meet the definition of a derivative (held-for-trading); or (ii) they meet the criteria for being designated as at FVTPL and have been designated as such on initial recognition. A contract to buy or sell non-financial items that can be settled net in cash, which include non-financial items that are readily convertible to cash, that has not been entered into and held for the purpose of receipt or delivery of non-financial items in accordance with the Company's expected purchase, sale or use meets the definition of a non-financial derivative.

GOLDCORP    |  20

(In millions of United States dollars, except where noted)

A contract that will or may be settled in the entity’s own equity instruments and is a derivative that will or may be settled other than by the exchange of a fixed amount of cash or another financial asset for a fixed number of the Company’s own equity instruments is classified as a financial liability as at FVTPL.

Classified as available-for-sale:

A financial asset is classified as available-for-sale when: (i) it is not classified as a loan and receivable, a held-to-maturity investment or as at FVTPL; or (ii) it is designated as available-for-sale on initial recognition. The Company’s investments in marketable securities and equity securities are classified as available-for-sale and are measured at fair value with mark-to-market gains and losses recognized in other comprehensive income (loss) ("OCI") and accumulated in the investment revaluation reserve within equity until the financial assets are derecognized or there is objective evidence that the financial assets are impaired. When available-for-sale investments in marketable securities and equity securities are derecognized, the cumulative mark-to-market gains or losses that had been previously recognized in OCI are reclassified to earnings for the period. When there is objective evidence that an available-for-sale financial asset is impaired, the cumulative loss that had been previously recognized in OCI is reclassified to earnings for the period.

Loans and receivables, held-to-maturity investments, and other financial liabilities:

Financial assets classified as loans and receivables, held-to-maturity investments, and other financial liabilities are measured at amortized cost using the effective interest method. The effective interest method calculates the amortized cost of a financial asset or financial liability and allocates the effective interest income or interest expense over the term of the financial asset or financial liability, respectively. The interest rate is the rate that exactly discounts estimated future cash receipts or payments throughout the term of the financial instrument to the net carrying amount of the financial asset or financial liability, respectively.

When there is objective evidence that an impairment loss on a financial asset measured at amortized cost has been incurred, an impairment loss is recognized in net earnings for the period measured as the difference between the financial asset's carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset's effective interest rate at initial recognition.

Impairment

The Company assesses at the end of each reporting period whether there is objective evidence that financial assets are impaired. A financial asset is impaired and impairment losses are incurred if, and only if, there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset that has a negative impact on the estimated future cash flows of the financial asset that can be reliably estimated.

Compound instruments

The Company recognizes separately the components of a financial instrument that: (i) creates a financial liability of the Company; and (ii) grants an option to the holder of the instrument to convert it into an equity instrument of the Company (provided the conversion option meets the definition of equity). An option to convert into an equity instrument is classified as a financial liability when either the holder or the issuer of the option has a choice over how it is settled. Transaction costs of a compound instrument are allocated to the components of the instrument in proportion to the allocation of the proceeds on initial recognition. Transaction costs allocated to the debt component are deducted from the carrying amount of the debt and included in the determination of the effective interest rate used to record interest expense during the period to maturity of the debt. Transaction costs allocated to the derivative liability component are expensed on initial recognition as with all other financial assets and liabilities classified as at FVTPL. Transaction costs allocated to the equity component are deducted from equity as share issue costs.

Until the liability is settled, the fair value of the conversion feature of the Company’s convertible senior notes, which is classified as a financial liability, is re-measured at the end of each reporting period with changes in fair value recognized in net earnings. The fair value is estimated using an option pricing model based on a discounted cash flow model utilizing a discount rate which incorporates an option adjusted credit spread, and the trading price of the notes at the balance sheet date.

(t)	Share-based payments

The fair value of the estimated number of stock options and restricted share units ("RSUs") awarded to employees, officers and directors that will eventually vest, determined as of the date of grant, is recognized as share-based compensation expense within corporate administration expense in the Consolidated Statements of Loss over the vesting period of the stock options and RSUs, with a corresponding increase to equity. The fair value of stock options is determined using the Black-Scholes option pricing model with market related inputs as of the date of grant. The fair value of RSUs is the market value of the underlying shares as of the date of

GOLDCORP    |  21

(In millions of United States dollars, except where noted)

grant. Stock options and RSUs with graded vesting schedules are accounted for as separate grants with different vesting periods and fair values. Changes to the estimated number of awards that will eventually vest are accounted for prospectively.

Performance share units ("PSUs") and phantom restricted units ("PRUs") are settled in cash. The fair value of the estimated number of PSUs and PRUs awarded that will eventually vest, determined as of the date of grant, is recognized as share-based compensation expense within corporate administration expense in the Consolidated Statements of Loss over the vesting period, with a corresponding amount recorded as a liability. Until the liability is settled, the fair value of the PSUs and PRUs is re-measured at the end of each reporting period and at the date of settlement, with changes in fair value recognized as share-based compensation expense or recovery over the vesting period. The fair value of the PSUs are estimated using a binomial model to determine the expected market value of the underlying Goldcorp shares on settlement date, multiplied by the expected target settlement percentage. The fair value of PRUs is the market value of the underlying shares as of the date of valuation.

4.	CHANGES IN ACCOUNTING STANDARDS
Application of new and revised accounting standards:
The Company has applied the amendments to IFRSs included in the Annual Improvements to IFRSs 2010-2012 Cycle and 2011-2013 Cycle which were effective for annual periods beginning on or after July 1, 2014. The amendments did not have an impact on the Company's consolidated financial statements.The Company has not early adopted any other amendment, standard or interpretation that has been issued by the IASB but is not yet effective.
Changes in accounting standards not yet effective:
Annual improvements and narrow scope amendments
In September 2014, the IASB issued the Annual Improvements 2012-2014 cycle, effective for annual periods beginning on or after January 1, 2016. The IASB also issued a number of narrow scope amendments to certain IFRSs and IASs which are effective for annual periods beginning on or after January 1, 2016. These amendments are not expected to have a significant impact on the Company's consolidated financial statements.
Revenue recognition
In May 2014, the IASB issued IFRS 15 – Revenue from Contracts with Customers ("IFRS 15") which supersedes IAS 11 – Construction Contracts; IAS 18 – Revenue; IFRIC 13 – Customer Loyalty Programmes; IFRIC 15 – Agreements for the Construction of Real Estate; IFRIC 18 – Transfers of Assets from Customers; and SIC 31 – Revenue – Barter Transactions involving Advertising Services. IFRS 15 establishes a single five-step model framework for determining the nature, amount, timing and uncertainty of revenue and cash flows arising from a contract with a customer. On July 22, 2015 the IASB confirmed a one-year deferral of the effective date of IFRS 15 to January 1, 2018. The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.
Financial instruments
In July 2014, the IASB issued the final version of IFRS 9 – Financial Instruments ("IFRS 9") to replace IAS 39 – Financial Instruments: Recognition and Measurement. IFRS 9 provides a revised model for recognition and measurement of financial instruments and a single, forward-looking 'expected loss' impairment model. IFRS 9 also includes a substantially reformed approach to hedge accounting. The standard is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted. The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.
Leases
In January 2016, the IASB issued IFRS 16 – Leases ("IFRS 16") which replaces IAS 17 – Leases and its associated interpretative guidance. IFRS 16 applies a control model to the identification of leases, distinguishing between a lease and a service contract on the basis of whether the customer controls the asset being leased. For those assets determined to meet the definition of a lease, IFRS 16 introduces significant changes to the accounting by lessees, introducing a single, on-balance sheet accounting model that is similar to current finance lease accounting, with limited exceptions for short-term leases or leases of low value assets. Lessor accounting remains similar to current accounting practice. The standard is effective for annual periods beginning on or after January 1, 2019, with early application permitted for entities that apply IFRS 15. The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.

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(In millions of United States dollars, except where noted)

5.	CRITICAL JUDGEMENTS IN APPLYING ACCOUNTING POLICIES
The critical judgements that the Company’s management has made in the process of applying the Company’s accounting policies, apart from those involving estimations (note 6), that have the most significant effect on the amounts recognized in the Company’s consolidated financial statements are as follows:

(a)	Operating levels intended by management

Prior to a mine being capable of operating at levels intended by management, costs incurred are capitalized as part of the costs of the related mining properties and proceeds from mineral sales are offset against costs capitalized. Depletion of capitalized costs for mining properties begins when the mine is capable of operating at levels intended by management. Management considers several factors (note 3(n)) in determining when a mining property is capable of operating at levels intended by management.

The Company determined that the Cerro Negro and Éléonore mines were capable of operating at levels intended by management effective January 1, 2015 and April 1, 2015, respectively.

(b)	Economic recoverability and probability of future economic benefits of exploration, evaluation and development costs

Management has determined that exploratory drilling, evaluation, development and related costs incurred which have been capitalized are economically recoverable. Management uses several criteria (note 3(n)) in its assessments of economic recoverability and probability of future economic benefit including geologic and metallurgic information, history of conversion of mineral deposits to proven and probable reserves, scoping and feasibility studies, accessible facilities, existing permits and life of mine plans.

(c)	Functional currency

The functional currency for each of the Company’s subsidiaries and investments in associates, is the currency of the primary economic environment in which the entity operates. The Company has determined the functional currency of each entity is the US dollar. Determination of functional currency may involve certain judgements to determine the primary economic environment and the Company reconsiders the functional currency of its entities if there is a change in events and conditions which determined the primary economic environment.

(d)	Asset held for sale

The Company applies judgment to determine whether an asset or disposal group is available for immediate sale in its present condition and that its sale is highly probable and therefore should be classified as held for sale at the balance sheet date. Conditions that support a highly probable sale include the following: an appropriate level of management is committed to a plan to sell the asset or disposal group, an active program to locate a buyer and complete the plan has been initiated, the asset or disposal group has been actively marketed for sale at a price that is reasonable in relation to its current fair value, and the sale of the asset or disposal group is expected to qualify for recognition as a completed sale within one year from the date of classification as held for sale. At December 31, 2014, the Company concluded that the assets and liabilities of Wharf met the criteria for classification as held for sale. Accordingly, the group of assets and liabilities were presented separately under current assets and current liabilities, respectively, and measured at the lower of its carrying amount and FVLCS, being its carrying amount. The assets of Wharf ceased to be depreciated while they were classified as held for sale.

(e)	Business combinations:

Determination of whether a set of assets acquired and liabilities assumed constitute the acquisition of a business or asset may require the Company to make certain judgements as to whether or not the assets acquired and liabilities assumed include the inputs, processes and outputs necessary to constitute a business as defined in IFRS 3 – Business Combinations. If an acquired set of assets and liabilities includes goodwill, the set is presumed to be a business. Based on an assessment of the relevant facts and circumstances, the Company concluded that the acquisition of Probe on March 13, 2015 did not meet the criteria for accounting as a business combination and the transaction has been accounted for as an acquisition of an asset (note 8).

(f)	Determination of control of subsidiaries and joint arrangements

Judgement is required to determine when the Company has control of subsidiaries or joint control of joint arrangements. This requires an assessment of the relevant activities of the investee, being those activities that significantly affect the investee's returns, including operating and capital expenditure decision-making, financing of the investee, and the appointment, remuneration and termination of

GOLDCORP    |  23

(In millions of United States dollars, except where noted)

key management personnel; and when the decisions in relation to those activities are under the control of the Company or require unanimous consent from the investors. Judgement is also required when determining the classification of a joint arrangement as a joint venture or a joint operation through an evaluation of the rights and obligations arising from the arrangement. Changes to the Company's access to those rights and obligations may change the classification of that joint arrangement. The Company concluded that Project Corridor met the criteria to be classified as a joint venture (note 7).

6.	KEY SOURCES OF ESTIMATION UNCERTAINTY
The preparation of consolidated financial statements requires that the Company’s management make assumptions and estimates of effects of uncertain future events on the carrying amounts of the Company’s assets and liabilities at the end of the reporting period. Actual results may differ from those estimates as the estimation process is inherently uncertain. Actual future outcomes could differ from present estimates and assumptions, potentially having material future effects on the Company’s consolidated financial statements. Estimates are reviewed on an ongoing basis and are based on historical experience and other facts and circumstances. Revisions to estimates and the resulting effects on the carrying amounts of the Company’s assets and liabilities are accounted for prospectively.

The significant assumptions about the future and other major sources of estimation uncertainty as at the end of the reporting period that have a significant risk of resulting in a material adjustment to the carrying amounts of the Company’s assets and liabilities are as follows:

(a)	Impairment of mining interests and goodwill

The Company considers both external and internal sources of information in assessing whether there are any indications that mining interests and goodwill are impaired. External sources of information the Company considers include changes in the market, economic and legal environment in which the Company operates that are not within its control and affect the recoverable amount of mining interests and goodwill. Internal sources of information the Company considers include the manner in which mining properties and plant and equipment are being used or are expected to be used and indications of economic performance of the assets.

In determining the recoverable amounts of the Company’s mining interests and goodwill, the Company makes estimates of the discounted future after-tax cash flows expected to be derived from the Company’s mining properties, costs to sell the mining properties and the appropriate discount rate. The projected cash flows are significantly affected by changes in assumptions related to metal selling prices, changes in the amount of recoverable reserves, resources, and exploration potential, production cost estimates, future capital expenditures, discount rates and exchange rates.

Continued access to the estimated recoverable reserves, resources and exploration potential of the Company’s mining interests and goodwill is a key assumption in determining their recoverable amounts. The ability to maintain existing or obtain necessary mining concessions, surface rights title, and water concessions is integral to the access of the reserves, resources and exploration potential. A mining concession gives its holder the right to carry out mining activities in the area covered by that concession and take ownership of any minerals found, but it does not always grant surface access rights. In some jurisdictions surface access rights must be separately negotiated with the owner of the surface lands and in the event of a dispute or failed negotiations, administrative legal process may be available. In other jurisdictions, surface access rights may be granted along with mining rights. Water concessions provides its holder the right to specified levels of water usage and are granted based on water availability in the source area.

Reductions in metal price forecasts, increases in estimated future costs of production, increases in estimated future capital expenditures, reductions in the amount of recoverable reserves, resources, and exploration potential, and/or the impact of adverse current economic conditions can result in a write-down of the carrying amounts of the Company’s mining interests and/or goodwill.

During the year ended December 31, 2015, the Company recognized an impairment expense of $4,906 million (2014 – $2,999 million), in respect of the carrying amounts of certain mining interests, including the Company's investments in associates and joint venture (note 21). The $4,906 million (2014 – $2,999 million) of impairment expense recognized included $479 million (2014 – $975 million) and $917 million (2014 – $nil) of impairment charges for goodwill and investments in associates and joint venture, respectively.

At December 31, 2015, the carrying amounts of the Company’s mining interests and goodwill were $19,469 million and nil, respectively (December 31, 2014 – $24,545 million and $479 million, respectively) (notes 18 and 20).

GOLDCORP    |  24

(In millions of United States dollars, except where noted)

(b)	Heap leach ore inventories and mine operating costs

In determining mine operating costs recognized in the Consolidated Statements of Loss, the Company’s management makes estimates of quantities of ore stacked on leach pads and in process and the recoverable gold in this material to determine the average costs of finished goods sold during the period. Changes in these estimates can result in a change in mine operating costs of future periods and carrying amounts of inventories. At December 31, 2015, the carrying amounts of heap leach ore inventories amounted to $260 million (December 31, 2014 – $383 million) (note 16).

(c)	Inventory net realizable value

In determining the net realizable value of work-in-process, heap leach ore, and stockpiled ore, the Company estimates future metal selling prices, production forecasts, realized grades and recoveries, timing of processing, and future costs to convert the inventories into saleable form. Reductions in metal price forecasts, increases in estimated future costs to convert, reductions in the amount of recoverable ounces, and a delay in timing of processing can result in a write-down of the carrying amounts of the Company’s work-in-process, heap leach ore, and stockpiled ore inventory. During the year ended December 31, 2015, the Company recognized an impairment expense of $274 million as a result of the carrying amount of certain inventory exceeding net realizable value (December 31, 2014 – $96 million) (note 16). Of the $274 million of impairment, $195 million and $79 million (December 31, 2014 – $72 million and $24 million) was recorded as production costs and depreciation and depletion in the Consolidated Statements of Loss, respectively.

(d)	Estimated recoverable ounces

The carrying amounts of the Company’s mining properties are depleted based on recoverable ounces contained in proven and probable reserves and a portion of resources. The Company includes a portion of resources where it is considered probable that those resources will be economically extracted. Changes to estimates of recoverable ounces and depletable costs including changes resulting from revisions to the Company’s mine plans and changes in metal price forecasts can result in changes to future depletion rates.

(e)	Deferred stripping costs

In determining whether stripping costs incurred during the production phase of a mining property relate to reserves and resources that will be mined in a future period and therefore should be capitalized, the Company makes estimates of the stripping activity over the life of the component of reserves and resources which have been made accessible. Changes in estimated strip ratios can result in a change to the future capitalization of stripping costs incurred. At December 31, 2015, the carrying amount of stripping costs capitalized and included in mining properties was $185 million (December 31, 2014 – $109 million).

(f)	Income taxes

In assessing the probability of realizing income tax assets recognized, management makes estimates related to expectations of future taxable income, applicable tax opportunities, expected timing of reversals of existing temporary differences and the likelihood that tax positions taken will be sustained upon examination by applicable tax authorities. In making its assessments, management gives additional weight to positive and negative evidence that can be objectively verified. Estimates of future taxable income are based on forecasted cash flows from operations and the application of existing tax laws in each jurisdiction. Forecasted cash flows from operations are based on life of mine projections internally developed and reviewed by management. Weight is attached to tax planning opportunities that are within the Company’s control, and are feasible and implementable without significant obstacles. The likelihood that tax positions taken will be sustained upon examination by applicable tax authorities is assessed based on individual facts and circumstances of the relevant tax position evaluated in light of all available evidence. Where applicable tax laws and regulations are either unclear or subject to ongoing varying interpretations, it is reasonably possible that changes in these estimates can occur that materially affect the amounts of income tax assets recognized. At the end of each reporting period, the Company reassesses unrecognized income tax assets.

The Company’s operations involve dealing with uncertainties and judgments in the application of complex tax regulations in multiple jurisdictions. The final taxes paid are dependent upon many factors, including negotiations with taxing authorities in various jurisdictions and resolution of disputes arising from tax audits. The Company recognizes potential liabilities and records tax liabilities for anticipated tax audit issues based on its estimate of whether, and the extent to which, additional taxes will be due. The Company adjusts these reserves in light of changing facts and circumstances; however, due to the complexity of some of these uncertainties, the ultimate resolution may result in a payment that is materially different from the Company’s current estimate of the tax liabilities. If the Company’s estimate of tax liabilities proves to be less than the ultimate assessment, an additional charge to expense would result. If the estimate of tax liabilities proves to be greater than the ultimate assessment, a tax benefit would result.

GOLDCORP    |  25

(In millions of United States dollars, except where noted)

(g)	Estimated reclamation and closure costs

The Company’s provision for reclamation and closure cost obligations represents management’s best estimate of the present value of the future cash outflows required to settle the liability which reflects estimates of future costs, inflation, movements in foreign exchange rates, assumptions of risks associated with the future cash outflows and assumptions of probabilities of alternative estimates of future cash outflows, and the applicable risk-free interest rates for discounting those future cash outflows. Significant judgements and estimates are required in forming assumptions of future activities, future cash outflows and the timing of those cash outflows. These assumptions are formed based on environmental and regulatory requirements and the Company’s environmental policies which may give rise to constructive obligations. The Company’s assumptions are reviewed at the end of each reporting period and adjusted to reflect management’s current best estimate and changes in any of the above factors can result in a change to the provision recognized by the Company. At December 31, 2015, the Company’s total provision for reclamation and closure cost obligations was $702 million (December 31, 2014 – $695 million). The undiscounted value of these obligations is $1,914 million (December 31, 2014 – $1,827 million) (note 26).

For the purpose of calculating the present value of the provision for reclamation and closure cost obligations, the Company discounts the estimated future cash outflows using the risk-free interest rate applicable to the future cash outflows, which is the appropriate US Treasury risk-free rate which reflects the reclamation lifecycle estimated for all sites, including operating and inactive mines and development projects. For those sites with a greater than 100-year reclamation lifecycle, a long-term risk-free rate is applied.

For the year ended December 31, 2015, the Company applied a 20-year risk-free rate of 2.67% (2014 – 30-year risk-free rate of 3.0%) to all sites with the exception of those sites with a reclamation lifecycle of greater than 100 years where a 5.0% (2014 – 5.0%) risk-free rate was applied, which resulted in a weighted average discount rate of 4.1% (2014 – 4.2%).

Changes to reclamation and closure cost obligations are recorded with a corresponding change to the carrying amounts of the related mining properties (for operating mines and development projects) and as production costs (for inactive and closed mines) for the period. Adjustments to the carrying amounts of related mining properties can result in a change to future depletion expense.

(h)	Contingencies

Due to the size, complexity and nature of the Company’s operations, various legal and tax matters are outstanding from time to time. In the event that management’s estimate of the future resolution of these matters changes, the Company will recognize the effects of the changes in its consolidated financial statements on the date such changes occur (note 31).

GOLDCORP    |  26

(In millions of United States dollars, except where noted)

7.	PROJECT CORRIDOR

(a)	Purchase of New Gold's 30% interest in El Morro
On November 24, 2015, the Company completed the acquisition of New Gold's 30% interest in the El Morro project in Chile, increasing the Company's interest in El Morro to 100%. The Company agreed to pay cash consideration of $79 million and entered into a 4% gold stream arrangement on future gold production from El Morro with New Gold. Under the terms of the gold stream agreement, New Gold will make ongoing payments of $400 per ounce of gold delivered under the contract, subject to a 1% per annum adjustment (compounded annually, commencing on the first anniversary of the agreement), once 217,000 ounces have been delivered.
The Company recognized a $63 million liability in Other Non-Current Liabilities in the Company's Consolidated Balance Sheet in respect of the 4% gold stream payable. The fair value of the gold stream liability represents the discounted future cash flows of the gold stream arising from the difference between the estimated long-term future gold price and the contractually fixed price per ounce, multiplied by the expected number of ounces to be delivered to New Gold.
Changes in the Company’s ownership interest in a subsidiary that do not result in a loss of control are recorded as equity transactions. As a result of the acquisition of New Gold's 30% interest in El Morro, a credit of $74 million was recognized directly in Deficit, representing the difference between the consideration of $142 million (comprising cash consideration of $79 million and the fair value of the 4% gold stream of $63 million) and the $216 million carrying value of New Gold's 30% non-controlling interest which was derecognized on November 24, 2015.
Concurrent with the acquisition of New Gold's 30% interest in El Morro, the Company settled a royalty obligation payable to New Gold and recognized an $11 million expense (representing the fair value of the royalty at November 24, 2015) in Other expense in the Company's Consolidated Statement of Loss.
At December 31, 2015 the Company had paid a total of $67 million in cash and will pay outstanding amounts payable of $23 million in 2016.

(b)	Formation of Project Corridor
On November 24, 2015, and in conjunction with the acquisition of New Gold's 30% interest in El Morro, Goldcorp and Teck entered into a joint venture agreement to combine their respective 100% owned El Morro and Relincho deposits, located approximately 40 kilometres apart in the Huasco Province in Chile, into a single project (Project Corridor) in exchange for a 50% interest in the Project Corridor joint venture. The resultant joint arrangement has been classified as a joint venture (note 19). Project Corridor is expected to provide a number of benefits to the El Morro and Relincho deposits, including reduced environmental footprint, lower cost and improved capital efficiency, an optimized mine plan and enhanced community benefits and community engagement.

Fair value of 50% interest in Project Corridor (i)	$870
Carrying value of El Morro's net assets contributed to Project Corridor:
Mining interests	1,501
Other assets	13
Accounts payable and accrued liabilities	(3)
Deferred income taxes	(441)
1,070
Net loss on contribution to a joint venture (ii)	$(200)

(i)
The Company recognized the acquisition cost of the Company's 50% interest in Project Corridor as 50% of the total fair value of Project Corridor at November 24, 2015. Due to the worsening commodity price environment, the Company reassessed its long term pricing assumptions for gold and copper during the fourth quarter of 2015 (note 21) and determined that the fair value of the Company's 50% shareholding in Project Corridor was $870 million on November 24, 2015.

(ii)
The Company concluded that the formation of Project Corridor resulted in a loss of control of a subsidiary. As a result, the $200 million difference between the $870 million fair value of the Company's 50% shareholdings in Project Corridor and the $1,070 million carrying value of the El Morro assets on November 24, 2015 has been recorded as impairment expense in the Company's Consolidated Statement of Loss (note 21).

GOLDCORP    |  27

(In millions of United States dollars, except where noted)

8.	PROBE ACQUISITION
On March 13, 2015, the Company completed the acquisition of Probe pursuant to a plan of arrangement. Probe's principal asset is the 100% owned Borden project, located 160 kilometres west of the Company's Porcupine mine. The Borden project is expected to provide a new source of production for Porcupine thereby leveraging existing investments made in people, infrastructure and stakeholder partnerships. Upon closing, former Probe shareholders were issued 0.1755 Goldcorp common shares for each common share of Probe held, excluding the 18.5 million Probe common shares, or 19.7% interest, held by the Company at March 13, 2015. The Company also issued 1.4 million stock options and 0.5 million warrants to former Probe option and warrant holders, respectively.
Immediately prior to the arrangement taking effect, Probe shareholders, including the Company, received an interest in a new publicly traded exploration company, Probe Metals Inc. ("Probe Metals"), to which Probe had transferred certain exploration assets as part of the arrangement. Probe Metals was capitalized with C$15 million ($12 million) in cash contributed by Goldcorp which has been included in the total consideration paid for the acquisition of Probe.
The Company concluded that the acquired assets and assumed liabilities of Probe did not constitute a business and accordingly the transaction was accounted for as an acquisition of an asset. The purchase price was allocated to the assets acquired and liabilities assumed on a relative fair value basis as follows:

Purchase price:
13.3 million common shares issued (1)	$250
Cost of 19.7% interest in Probe prior to the closing of the transaction (2)	57
Cash paid	12
1.4 million stock options issued (3)	15
0.5 million warrants issued (3)	5
Transaction costs	4
$343
Net assets acquired:
Cash and cash equivalents	$13
Mining interests	340
Deferred income tax asset	3
Accounts payable and accrued liabilities	(5)
Other liabilities	(8)
$343

(1)	The common shares were valued at the March 13, 2015 closing price of Goldcorp shares on the Toronto Stock Exchange (C$24.12).

(2)
Of the 18.5 million Probe common shares, or 19.7% interest, owned by the Company at March 13, 2015, 10.1 million common shares were purchased from Agnico Eagle Mines Ltd. during the three months ended March 31, 2015 for cash consideration of C$51 million ($40 million). At the date of acquisition, the $3 million cumulative mark-to-market gain on the 19.7% interest in Probe, which had previously been designated as available-for-sale, was reclassified from other comprehensive income and included in the purchase price.

(3)
The fair value of the options and warrants issued were calculated using a Black-Scholes option pricing model with the following weighted average assumptions and inputs: (i) expected life – 0.3 years, (ii) weighted average expected volatility – 42.4%, (iii) expected dividend yield – 3.2%, (iv) risk-free interest rate – 0.5%, (v) share price – C$24.12 ($18.84).

The assets acquired and liabilities assumed have been assigned to and included in the Porcupine reportable operating segment.

GOLDCORP    |  28

(In millions of United States dollars, except where noted)

9.	DISPOSITION OF MINING INTERESTS
During the years ended December 31, 2015 and 2014, the Company disposed of the following mining interests, reflecting the Company's ongoing strategy to focus on a portfolio of core assets:

(a)	Tahoe

On June 30, 2015, the Company completed a secondary offering representing the Company's 25.9% interest in Tahoe to a syndicate of underwriters for gross cash proceeds of C$998 million ($800 million) and recognized a gain on disposition of $299 million, net of transaction costs of $32 million ($266 million, net of tax). The Company's share of Tahoe's net earnings to date of disposition were included in the Company's consolidated results for the year ended December 31, 2015.
Prior to the completion of the secondary offering, the Company's interest in Tahoe was diluted to 25.9% on April 1, 2015 as a result of Tahoe’s acquisition of Rio Alto Mining Ltd for total consideration of $874 million, which included the issuance of 76 million common shares. The Company recorded a dilution gain of $99 million ($95 million, net of tax) in the Consolidated Statement of Loss.

(b)	Arturo mine project
On June 2, 2015, the Company completed the sale of its 40% interest in the South Arturo project ("Arturo"), a development stage project in the United States, to Premier Gold Mines Ltd. ("Premier"). Under the terms of the agreement, the Company received cash consideration of $20 million, a $17 million contribution reimbursement relating to the Company's funding to the project from March 16, 2015 to date of closing, and a 5% interest, valued at $4 million, in the Rahill-Bonanza project in Red Lake increasing the Company's holding to 56%. The Company recognized a gain on disposition of $16 million ($11 million, net of tax) upon completion of the sale.
Additionally, the Company agreed to acquire Premier common shares with a value of C$13 million ($10 million) through a private placement. The private placement was completed on June 18, 2015. The investment was accounted for as an available-for-sale security on the Consolidated Balance Sheet.
Arturo was previously included in the Other reportable operating segment.

(c)	Wharf
On February 20, 2015, the Company completed the sale of Wharf to Coeur Mining, Inc. for total consideration of $99 million in cash, including closing adjustments. The Company recognized a gain on disposition of $43 million, net of tax, calculated as follows:

Cash proceeds, net of transaction costs of $1 million	$98
Net assets sold and derecognized:
Inventories	19
Other current assets	3
Mining interests	52
Other non-current assets	2
Accounts payable and accrued liabilities	(5)
Provisions	(34)
Other non-current liabilities	(4)
33
Gain on disposition	65
Income tax expense on disposition	(22)
Net gain on disposition	$43

GOLDCORP    |  29

(In millions of United States dollars, except where noted)

The results of Wharf have been presented as net earnings and cash flows from discontinued operation for the years ended December 31, 2015 and 2014. Additionally, Wharf's assets and liabilities were presented separately as assets held for sale and liabilities related to assets held for sale, respectively, as at December 31, 2014 in the Company's Consolidated Balance Sheet.

The components of net earnings from discontinued operations for the years ended December 31 were as follows:

	2015	2014
Revenues	$19	$94
Production costs	(15)	(61)
Depreciation and depletion	—	(5)
Earnings from mine operation	4	28
Finance costs	—	(1)
Other expenses	(1)	—
Earnings from discontinued operation before taxes	3	27
Income tax expense	—	(3)
Earnings from discontinued operation	3	24
Net gain on disposition of discontinued operation	43	—
Net earnings from discontinued operation	$46	$24
Net earnings per share from discontinued operation
Basic	$0.05	$0.03
Diluted	0.05	0.03

The net cash flows from Wharf have been included as part of net cash flows from discontinued operations for the years ended December 31 as follows:

	2015	2014
Net cash provided by operating activities	$7	$30
Net cash provided by (used in) investing activities	97	(5)

GOLDCORP    |  30

(In millions of United States dollars, except where noted)

(d)	Marigold
On April 4, 2014, the Company, in conjunction with its joint venture partner, Barrick Gold Corporation ("Barrick"), completed the sale of their respective interests in Marigold to Silver Standard Resources Inc. for total consideration of $267 million in cash, after closing adjustments (Goldcorp's share – $184 million). The Company received cash proceeds, net of transaction costs, of $182 million and recognized a loss on disposition of $4 million ($21 million, net of tax).

The results of the Company's 66.7% share of Marigold have been presented as net loss from discontinued operation for the year ended December 31, 2014 as follows:

2014
Revenues	$28
Production costs	(22)
Depreciation and depletion	(4)
Earnings from discontinued operation before taxes	2
Income tax recovery	4
Earnings from discontinued operation	6
Loss on disposition	(4)
Income tax expense on disposition	(17)
Net loss on disposition of discontinued operation	(21)
Net loss from discontinued operation	$(15)
Net loss per share from discontinued operation
Basic	$(0.02)
Diluted	(0.02)

The net cash flows from Marigold have been included as part of net cash flows from discontinued operations for the year ended December 31 as follows:

2014
Net cash provided by operating activities	$2
Net cash provided by investing activities	180

(e)	Primero
On March 26, 2014, the Company disposed of its 19.3% interest in Primero to a syndicate of underwriters for gross proceeds of $201 million (C$224 million) and recognized a gain of $18 million net of tax and selling costs of $8 million. The Company's share of Primero's net earnings for the period January 1, 2014 to March 26, 2014, the date of disposition, were included in the Company's consolidated results for the year ended December 31, 2014 (note 19).

GOLDCORP    |  31

(In millions of United States dollars, except where noted)

10.	SEGMENTED INFORMATION
Operating results of operating segments are reviewed by the Company's chief operating decision maker ("CODM") to make decisions about resources to be allocated to the segments and to assess their performance. The Company’s principal product is gold doré with the refined gold bullion sold primarily in the London spot market. Concentrate produced at Peñasquito and Alumbrera, containing both gold and by-product metals, is sold to third party smelters.
The CODM reviews the segment information relating to Alumbrera, Project Corridor and Pueblo Viejo based on the Company's proportionate share of segment profits and expenditures on mining interests. However, as required by IFRS, the Company's investments in Alumbrera, Project Corridor and Pueblo Viejo are accounted for in the consolidated financial statements using the equity method. The Company’s 100% interests in the Cochenour and Borden projects in Canada and the Camino Rojo project in Mexico are included in the Red Lake, Porcupine and Peñasquito reportable operating segments, respectively.
Significant information relating to the Company’s reportable operating segments is summarized in the tables below:

	Revenues (a)(b)		Depreciation and depletion		(Loss) earnings from operations and associates (b)(c)(f)		Expenditures on mining interests (e)
	Years Ended December 31
	2015	2014	2015	2014	2015	2014	2015	2014
Red Lake	$427	$529	$123	$116	$(1,132)	$168	$174	$233
Porcupine	315	379	50	54	(1)	92	97	80
Musselwhite	311	354	63	63	92	111	36	44
Éléonore	259	—	137	—	(476)	—	142	687
Peñasquito	1,646	1,432	391	270	(821)	218	432	326
Los Filos	315	326	107	63	(892)	57	38	51
Marlin	312	367	248	157	(407)	(6)	64	78
Cerro Negro	790	—	348	—	(23)	(2,980)	124	524
Alumbrera	188	386	29	39	(146)	85	18	50
El Morro (note 7)	—	—	—	—	—	—	29	34
Project Corridor (note 7)	—	—	—	—	—	—	2	—
Pueblo Viejo	542	575	120	106	(429)	242	41	54
Wharf (note 9(c))	19	94	—	5	3	28	—	4
Marigold (note 9(d))	—	28	—	4	—	2	—	1
Other (note 9(e))	—	49	26	30	(477)	(308)	33	41
Attributable segment total	5,124	4,519	1,642	907	(4,709)	(2,291)	1,230	2,207
Excluding attributable amounts from associates and joint venture (note 19)	(730)	(961)	(149)	(145)	(151)	(206)	(59)	(104)
Excluding discontinued operations (notes 9(c) and (d))	(19)	(122)	—	(9)	(3)	(30)	—	(5)
Consolidated total for continuing operations	$4,375	$3,436	$1,493	$753	$(4,863)	$(2,527)	$1,171	$2,098

GOLDCORP    |  32

(In millions of United States dollars, except where noted)

	At December 31, 2015
	Assets	Liabilities	Net Assets
Red Lake	$2,538	$371	$2,167
Porcupine	969	295	674
Musselwhite	672	165	507
Éléonore	2,842	435	2,407
Peñasquito	7,918	2,988	4,930
Los Filos	498	123	375
Marlin	236	109	127
Cerro Negro	3,694	994	2,700
Alumbrera	—	—	—
Project Corridor (note 7)	872	—	872
Pueblo Viejo	967	—	967
Other (d)	222	3,100	(2,878)
Total	$21,428	$8,580	$12,848

	At December 31, 2014
	Assets	Liabilities	Net Assets
Red Lake	$3,703	$541	$3,162
Porcupine	716	359	357
Musselwhite	621	166	455
Éléonore	3,257	574	2,683
Peñasquito	9,390	3,273	6,117
Los Filos	1,487	319	1,168
Marlin	716	193	523
Cerro Negro	3,945	1,096	2,849
Alumbrera	94	—	94
El Morro	1,515	466	1,049
Pueblo Viejo	1,624	—	1,624
Wharf (note 9(c))	81	55	26
Other (d)	717	3,649	(2,932)
Total	$27,866	$10,691	$17,175

GOLDCORP    |  33

(In millions of United States dollars, except where noted)

(a)
The Company’s consolidated revenues from continuing operations (excluding attributable share of revenues from the Company's associates and joint venture) for the years ended December 31 were as follows:

	2015	2014
Gold	$3,502	$2,568
Silver	541	514
Zinc	230	252
Lead	100	92
Copper	2	10
	$4,375	$3,436
The Company's reportable operating segments (including the Company's attributable share of revenues from associates and joint venture, where applicable) principally derived their revenue from gold sales with the exception of the following operating segments:

Years Ended December 31		Peñasquito	Marlin	Cerro Negro	Alumbrera	Pueblo Viejo
Gold	2015	$1,007	$197	$674	$82	$523
	2014	$703	$232	$—	$141	$546
Silver	2015	307	115	116	3	19
	2014	375	135	—	6	29
Zinc	2015	230	—	—	—	—
	2014	252	—	—	—	—
Lead	2015	100	—	—	—	—
	2014	92	—	—	—	—
Copper	2015	2	—	—	101	—
	2014	10	—	—	231	—
Molybdenum	2015	—	—	—	2	—
	2014	—	—	—	8	—
Total	2015	$1,646	$312	$790	$188	$542
	2014	$1,432	$367	$—	$386	$575

(b)
Intersegment sales and transfers are eliminated in the above information reported to the Company’s CODM. For the year ended December 31, 2015, intersegment purchases include ounces purchased from Pueblo Viejo of $542 million (2014 – $575 million) and revenues related to the sale of those ounces to external third parties of $542 million (2014 – $575 million).

(c)	Segment loss from operations is reconciled to the Company's loss from continuing operations before taxes per the Consolidated Statements of Loss as follows:

	2015	2014
Attributable segment loss from operations, associates and joint venture	$(4,709)	$(2,291)
Pueblo Viejo, Alumbrera and Project Corridor included on an equity basis	(151)	(206)
Excluding segment earnings from discontinued operations	(3)	(30)
Losses on derivatives, net (i)	(54)	(40)
Gain on dilution of ownership interest in associate (i)	99	—
Gain on disposition of mining interests, net of transaction costs (i)	315	18
Finance costs (i)	(135)	(49)
Other expenses (i)	(50)	(10)
Loss from continuing operations before taxes	$(4,688)	$(2,608)

(i)
Arose from corporate activities that would primarily be allocated to the Other reportable operating segment except for $68 million of finance costs incurred during the year ended December 31, 2015 (2014 – $nil) which would be allocated to the Cerro Negro segment. In addition, during the

GOLDCORP    |  34

(In millions of United States dollars, except where noted)

year ended December 31, 2015, net foreign exchange loss of $29 million which would be primarily allocated to the Cerro Negro, Los Filos and Peñasquito segments, respectively (2014 – loss of $35 million allocated to Cerro Negro).

(d)
The Other segment assets include corporate assets, the Company's investment in Tahoe prior to disposition (note 9) and the Company's closed and inactive mines and certain exploration properties in Mexico. The Other segment liabilities include the Company's $1.0 billion notes and $1.5 billion notes (note 24), asset retirement obligations at the Company's closed and inactive mines and certain income tax payables.

(e)
Segmented expenditures on mining interests include finance lease additions (note 18(f)) and capitalized borrowing costs, are net of investment tax credits, exclude additions to reclamation assets arising from changes in estimates, and are presented on an accrual basis. Expenditures on mining interests and interest paid in the Consolidated Statements of Cash Flows are presented on a cash basis. For the year ended December 31, 2015, the change in accrued expenditures and investment tax credits was a decrease of $58 million (2014 – an increase of $115 million).

(f)	Loss from operations and associates includes $4,906 million of impairment expense recognized in respect of the Company's mining interest and goodwill (2014 – $2,999 million) (note 21).

11.	PRODUCTION COSTS

Years ended December 31	2015	2014
Raw materials and consumables	$998	$955
Salaries and employee benefits (a)	582	429
Contractors	486	388
Royalties (note 18(g))	93	60
Revision in estimates and liabilities incurred on reclamation and closure cost obligations	(39)	72
Change in inventories (notes 16 and 18(d))	77	(63)
Write down of prior period inventories to net realizable value (note 16)	195	72
Other	188	166
	$2,580	$2,079

(a)	Salaries and employee benefits excludes $79 million of salaries and employee benefits included in corporate administration expense for the year ended December 31, 2015 (2014 – $93 million).

12.	FINANCE COSTS

Years ended December 31	2015	2014
Interest expense (note 18(a))	$106	$21
Finance fees	5	5
Accretion of reclamation and closure cost obligations (note 26)	24	23
	$135	$49

GOLDCORP    |  35

(In millions of United States dollars, except where noted)

13.	INCOME TAXES

Years ended December 31	2015	2014
Current income tax expense	$306	$135
Deferred income tax recovery	(791)	(575)
Income tax recovery	$(485)	$(440)
Income tax recovery differs from the amount that would result from applying the Canadian federal and provincial income tax rates to loss from continuing operations before taxes. These differences result from the following items:

Years ended December 31	2015	2014
Loss from continuing operations before taxes	$(4,688)	$(2,608)
Canadian federal and provincial income tax rates	25%	25%
Income tax recovery based on Canadian federal and provincial income tax rates	(1,172)	(652)
Increase (decrease) attributable to:
Impact of foreign exchange on deferred income tax assets and liabilities	501	272
Other impacts of foreign exchange	(88)	(70)
Impact of Mexican mining royalty and tax reform	26	7
Impact of elimination of Ontario resource tax credit (1)	(11)	—
Non-taxable portion of gain on dilution of ownership in Tahoe and gain on disposition of Tahoe shares	(63)	—
Non-deductible expenditures	38	49
Effects of different foreign statutory tax rates on earnings of subsidiaries	(73)	(56)
Non-taxable portion of net earnings from associates	—	(40)
Changes in recognition of tax attributes	146	—
Impact of Mexican inflation on tax values	(11)	(23)
Provincial mining taxes and resource allowance	14	10
Impact of impairment on mining interests	96	(194)
Non-deductible impairment charges to goodwill	120	244
Other	(8)	13
	$(485)	$(440)

(1)
In the 2015 Ontario Budget, the Ontario resource tax credit was eliminated effective April 23, 2015. The resource allowance is no longer deductible and mining taxes are deductible. Certain transitional provisions allow a deduction for previously earned resource tax credits.

GOLDCORP    |  36

(In millions of United States dollars, except where noted)

The significant components of deferred income tax assets and liabilities were as follows:

	At December 31 2015	At December 31 2014
Deferred income tax assets (a)
Unused non-capital losses	$297	$263
Investment tax credits	79	91
Deductible temporary differences relating to:
Reclamation and closure cost obligations	194	203
Other	173	198
	743	755
Deferred income tax liabilities
Taxable temporary differences relating to:
Mining interests	(4,308)	(5,509)
Other	(134)	(179)
	(4,442)	(5,688)
Deferred income tax liabilities, net	$(3,699)	$(4,933)

Balance sheet presentation
Deferred income taxes assets	$50	$26
Deferred income taxes liabilities	(3,749)	(4,959)
Deferred income tax liabilities, net	$(3,699)	$(4,933)

(a)
The Company believes that it is probable that the results of future operations will generate sufficient taxable income to realize the above noted deferred income tax assets. Deferred tax assets that have not been recognized were as follows:

	At December 31 2015	At December 31 2014
Unused non-capital losses	$121	$—
Unused capital losses (1)	—	5
Deductible temporary differences relating to:
Mining interests	52	—
Unrealized capital losses	79	41
Other	23	9
	$275	$55

(1)	Capital losses have no expiry date.

GOLDCORP    |  37

(In millions of United States dollars, except where noted)

14.	PER SHARE INFORMATION

(a)	Net loss per share
Net loss per share from continuing operations and net loss per share for the years ended December 31 were calculated based on the following:

	2015	2014
Basic and diluted net loss from continuing operations	$(4,204)	$(2,170)
Basic and diluted net loss	$(4,158)	$(2,161)
Basic and diluted weighted average number of shares outstanding (in thousands)	826,868	813,206
The following securities could potentially dilute basic earnings per share in the future, but were not included in the computation of diluted net loss per share from continuing operation and diluted net loss per share because they were anti-dilutive:

	2015	2014
Potential dilutive securities (in thousands):
Stock options	14,775	16,379
RSUs	3,437	2,989
Convertible senior notes (i)	—	10,766
Total	18,212	30,134

(i) The convertible senior notes were repaid upon maturity on August 1, 2014.

(b)	Dividends declared
During the year ended December 31, 2015, the Company declared and paid to its shareholders dividends of $0.45 per share for total dividends of $370 million (2014 – $0.60 per share for total dividends of $488 million). For the period January 1, 2016 to February 25, 2016, the Company declared dividends payable of $0.04 per share for total dividends of $33 million. On February 25, 2016, the Company announced a quarterly dividend of $0.02 per share, effective April 1, 2016.
The Company has adopted a Dividend Reinvestment Plan ("DRIP") which allows shareholders the opportunity to increase their investment in Goldcorp without additional transaction costs by receiving dividend payments in the form of common shares of the Company.  The DRIP allows shareholders to reinvest their cash dividends into additional common shares issued from treasury at no more than a 3% discount to the market price (as defined by the DRIP). Participation in the DRIP is optional and will not affect shareholders’ cash dividends unless they elect to participate in the DRIP.

15.	SUPPLEMENTAL CASH FLOW INFORMATION

	At December 31 2015	At December 31 2014
Cash and cash equivalents are comprised of:
Cash (i)	$290	$431
Short-term money market investments	36	51
	$326	$482

(i)	Included in cash at December 31, 2015 is $23 million designated to pay outstanding amounts payable relating to the Project Corridor transaction (note 7(a)) in 2016.

GOLDCORP    |  38

(In millions of United States dollars, except where noted)

Years ended December 31	2015	2014
Change in operating working capital
Accounts receivable	$(25)	$(32)
Inventories and stockpiled ore	88	(192)
Accounts payable and accrued liabilities	(53)	61
Income taxes	223	(15)
Other	(61)	(28)
	$172	$(206)

Years ended December 31	2015	2014
Operating activities include the following cash received (paid):
Interest received	$38	$4
Interest paid	(97)	(23)
Income taxes refunded	84	97
Income taxes paid	(101)	(237)
Investing activities include the following cash (paid) received:
Purchases of money market investments	$(61)	$(105)
Proceeds from the maturity of money market investments	56	52
Purchases of available-for-sale securities	(22)	(28)
Proceeds from the sale of available-for-sale securities	1	64
Investing activities of discontinued operations include the following cash received (paid):
Proceeds on disposition of Wharf, net of transaction costs (note 9(c))	$98	$—
Proceeds on disposition of Marigold, net of transaction costs (note 9(d))	—	182
Principal repayment on promissory note receivable from Primero	—	28
Expenditures on mining interest	(1)	(7)

16.	INVENTORIES

	At December 31 2015	At December 31 2014
Supplies	$281	$257
Finished goods	90	194
Work-in-process	51	38
Heap leach ore	260	383
Stockpiled ore	42	149
	724	1,021
Less: non-current heap leach and stockpiled ore	(255)	(249)
	$469	$772

(a)
The costs of inventories recognized as expense for the year ended December 31, 2015 amounted to $3,893 million (2014 – $2,587 million), $2,426 million (2014 – $1,852 million) and $1,467 million (2014 – $735 million) of which was included in production costs and depreciation and depletion on the Consolidated Statements of Loss, respectively.

(b)
The Company recorded a write down of inventory costs of $192 million, related primarily to Los Filos heap leach ore, during the year ended December 31, 2015 (December 31, 2014 – $96 million). Of the total write down, $144 million was recognized as production costs (December 31, 2014 – $72 million) and $48 million (December 31, 2014 – $24 million) was recognized as depreciation and depletion expense.

GOLDCORP    |  39

(In millions of United States dollars, except where noted)

(c)
The Company recognized excess current period costs over net realizable value of inventories of $68 million during the year ended December 31, 2015 (December 31, 2014 – $nil). Of the total adjustment, $37 million was recognized as production costs (December 31, 2014 – $nil) and $31 million (December 31, 2014 – $nil) was recognized as depreciation and depletion expense.

(d)	The Company also recorded write downs of supplies inventory of $14 million during the year ended December 31, 2015 (December 31, 2014 – $nil).

17.    OTHER CURRENT ASSETS

	At December 31 2015	At December 31 2014
Prepaid expenses	$40	$58
Accrued interest receivable (note 19(b))	17	26
Current derivative assets (note 27(b))	1	15
Marketable securities (note 22)	—	14
Other	8	45
	$66	$158

18.	MINING INTERESTS

	Mining properties
	Depletable	Non-depletable
	Reserves and resources	Reserves and resources	Exploration potential	Plant and equipment (e)(f)	Investments in associates and joint venture (note 19)	Total
Cost
At January 1, 2015	$8,213	$8,471	$7,963	$6,290	$2,087	$33,024
Acquisition of mining interests (note 8)	—	—	340	—	—	340
Formation of a joint venture (note 7)	—	(1,384)	(112)	(5)	870	(631)
Expenditures on mining interests (a)(b)	471	226	5	467	2	1,171
Share of net loss of associates and joint venture	—	—	—	—	(1)	(1)
Dividends from associates and joint venture	—	—	—	—	(7)	(7)
Return of capital investment from associate	—	—	—	—	(112)	(112)
Gain on dilution of ownership interest (note 9(a))	—	—	—	—	99	99
Disposition of investment in associate (note 9(a))	—	—	—	—	(469)	(469)
Transfers and other movements (c)	3,280	(2,967)	(205)	(19)	12	101
At December 31, 2015	11,964	4,346	7,991	6,733	2,481	33,515
Accumulated depreciation and depletion and impairment
At January 1, 2015	(3,437)	(1,191)	(1,773)	(2,078)	—	(8,479)
Depreciation and depletion (d)	(1,005)	—	—	(509)	—	(1,514)
Impairment charges (notes 19 and 21)	(1,165)	(1,319)	(490)	(536)	(642)	(4,152)
Transfers and other movements (c)	(1)	—	—	100	—	99
At December 31, 2015	(5,608)	(2,510)	(2,263)	(3,023)	(642)	(14,046)
Carrying amount – December 31, 2015	$6,356	$1,836	$5,728	$3,710	$1,839	$19,469

GOLDCORP    |  40

(In millions of United States dollars, except where noted)

	Mining properties
	Depletable	Non-depletable
	Reserves and resources	Reserves and resources	Exploration potential	Plant and equipment (e)(f)	Investments in associates (note 19)	Total
Cost
At January 1, 2014	$7,690	$7,582	$8,170	$5,138	$2,210	$30,790
Expenditures on mining interests (a)(b)	562	714	2	820	—	2,098
Expenditures on mining interests classified as held for sale (note 9(c))	1	—	—	3	—	4
Reclassifications to mining interests classified as held for sale (note 9(c))	(46)	—	—	(54)	—	(100)
Share of net loss of associates	—	—	—	—	156	156
Disposition of investment in associate	—	—	—	—	(175)	(175)
Dividends from associate	—	—	—	—	(109)	(109)
Transfers and other movements (c)	6	175	(209)	383	5	360
At December 31, 2014	8,213	8,471	7,963	6,290	2,087	33,024
Accumulated depreciation and depletion and impairment
At January 1, 2014	(2,929)	(234)	(1,188)	(1,301)		(5,652)
Depreciation and depletion (d)	(500)	—	—	(355)		(855)
Depreciation and depletion relating to mining interests classified as held for sale (note 9(c))	(3)	—	—	(3)		(6)
Reclassifications to mining interests classified as held for sale (note 9(c))	12	—	—	37		49
Impairment charges (note 21)	(17)	(957)	(585)	(465)		(2,024)
Transfers and other movements (c)	—	—	—	9		9
At December 31, 2014	(3,437)	(1,191)	(1,773)	(2,078)		(8,479)
Carrying amount – December 31, 2014	$4,776	$7,280	$6,190	$4,212	$2,087	$24,545

GOLDCORP    |  41

(In millions of United States dollars, except where noted)

A summary by property of the carrying amount of mining interests is as follows:

	Mining properties
	Depletable	Non-depletable
	Reserves and resources	Reserves and resources	Exploration potential	Plant and equipment (e)(f)	At December 31 2015	At December 31 2014
Red Lake (a)	$761	$496	$608	$408	$2,273	$3,035
Porcupine (note 8)	421	58	293	126	898	632
Musselwhite (g)	195	—	105	203	503	523
Éléonore (a)(g)	1,201	556	—	957	2,714	3,092
Peñasquito (a)(g)	2,220	630	3,698	1,059	7,607	8,719
Los Filos (g)	63	—	—	12	75	791
Marlin (g)	81	21	10	33	145	596
Cerro Blanco	—	22	—	—	22	48
Cerro Negro (a)(g)	1,414	53	1,001	819	3,287	3,429
El Morro (a) (note 7)	—	—	—	—	—	1,473
Corporate and Other	—	—	13	93	106	120
	$6,356	$1,836	$5,728	$3,710	$17,630	$22,458
Investments in associates and joint venture (note 19)
Alumbrera (h)					—	94
Pueblo Viejo (h)					967	1,624
Project Corridor (g) (note 7)					872	—
Other (note 9(e))					—	369
					1,839	2,087
					$19,469	$24,545

(a)	Includes capitalized borrowing costs incurred during the years ended December 31 as follows:

	2015	2014
Cochenour	$18	$—
Éléonore	17	45
Camino Rojo	14	7
Cerro Negro	—	69
El Morro	21	13
	$70	$134
During the year ended December 31, 2015, the Company's borrowings eligible for capitalization included the Company’s $1.0 billion notes, $1.5 billion notes, the $3.0 billion revolving credit facility and certain financing arrangements held by Cerro Negro subsequent to achievement of commercial production on January 1, 2015 (collectively, "general borrowings").
During the year ended December 31, 2014, the Company's borrowings eligible for capitalization included the $1.0 billion notes, $1.5 billion notes, the $863 million convertible senior notes and the $2.0 billion revolving credit facility (collectively, "general borrowings"), and certain financing arrangements held by Cerro Negro prior to achievement of commercial production ("specific borrowings").
Capitalization of borrowing costs to the carrying values of the Cerro Negro and Éléonore mining interests ceased following achievement of commercial production on January 1, and April 1, 2015, respectively. All borrowing costs incurred on specific borrowings held by Cerro Negro prior to January 1, 2015 were capitalized to mining interests. Capitalization of borrowing costs to the carrying value of El Morro ceased on November 23, 2015, following the Company's contribution of El Morro to the Project Corridor joint venture.

GOLDCORP    |  42

(In millions of United States dollars, except where noted)

	2015	2014
Total borrowing costs arising on general and specific borrowings	$174	$147
Less: amounts capitalized to mining interests	(70)	(134)
Total borrowing costs recognized in the Consolidated Statements of Loss on general and specific borrowings	$104	$13
Weighted average cost of general borrowing applied during the year	3.39%	4.47%

(b)	Exploration and evaluation expenditures incurred by the Company during the years ended December 31 were as follows:

	2015	2014
Total exploration and evaluation expenditures	$162	$151
Less: amount capitalized to mining interests	(111)	(110)
Total exploration and evaluation expenditures recognized in the Consolidated Statements of Loss	$51	$41

(c)
Transfers and other movements primarily represent the conversion of reserves, resources and exploration potential within mining interests, utilization of deposits on mining interests expenditures, capitalized reclamation and closure costs, capitalized depreciation, and dispositions of mining properties during the year. Amounts capitalized associated with proven and probable reserves for Cerro Negro and Éléonore were reclassified from non-depletable to depletable mining properties on January 1, 2015 and April 1, 2015, respectively, following achievement of commercial production.

(d)	Depreciation and depletion recognized by the Company during the years ended December 31 were as follows:

	2015	2014
Total depreciation and depletion	$1,514	$855
Exclude: amount capitalized to development projects	(28)	(50)
Exclude: amount allocated to inventories	7	(52)
Total depreciation and depletion recognized in the Consolidated Statements of Loss	$1,493	$753

(e)
At December 31, 2015, assets under construction, and therefore not yet being depreciated, included in the carrying amount of plant and equipment amounted to $284 million (December 31, 2014 – $547 million).

(f)	At December 31, 2015, finance leases included in the carrying amount of plant and equipment amounted to $362 million (December 31, 2014 – $67 million) (note 25).

(g)
Certain of the mining properties in which the Company has interests are subject to royalty arrangements based on their net smelter returns ("NSR"s), modified NSRs, net profits interest ("NPI"), net earnings, and/or gross revenues. Royalties are expensed at the time of sale of gold and other metals. For the year ended December 31, 2015, royalties included in production costs amounted to $93 million (2014 – $60 million) (note 11). At December 31, 2015, the significant royalty arrangements of the Company and its associates and joint venture were as follows:

Mining properties:
Musselwhite	1 – 5% of NPI
Éléonore	2.2 – 3.5% of NSR
Peñasquito	2% of NSR and 0.5% of gross income on sale of gold and silver
Los Filos	0.5% of gross income on sale of gold and silver
Marlin	5% of NSR
Cerro Negro	3 – 4% of modified NSR and 1% of net earnings
Alumbrera	3% of modified NSR plus 20 – 30% YMAD royalty
Pueblo Viejo	3.2% of NSR
Project Corridor	0.16% to 1.5% modified NSR on portions of the property

GOLDCORP    |  43

(In millions of United States dollars, except where noted)

19.	INVESTMENTS IN ASSOCIATES AND JOINT VENTURE
At December 31, 2015, the Company had a 37.5% interest in Alumbrera, a 40.0% interest in Pueblo Viejo, and a 50% interest in Project Corridor (note 7). These investments are accounted for using the equity method and included in mining interests (note 18). The Company adjusts each associate and joint venture’s financial results, where appropriate, to give effect to uniform accounting policies.
The carrying amounts of the Company's investments in associates and joint venture at December 31, 2015 and 2014 were as follows:

	Alumbrera	Pueblo Viejo (b)	Project Corridor	Other (1)	Total
Carrying amount – at January 1, 2015	$94	$1,624	$—	$369	$2,087
Dividends from associates and joint venture	—	—	—	(7)	(7)
Return of capital investment (c)	—	(112)	—	—	(112)
Company’s share of net (loss) earnings of associates and joint venture	(62)	53	—	8	(1)
Gain on dilution of ownership interest (note 9(a))	—	—	—	99	99
Disposition of investment in associate (note 9(a))	—	—	—	(469)	(469)
Acquisition through formation of a joint venture (note 7)	—	—	870	—	870
Expenditures and investments (note 18)	—	—	2	—	2
Impairment of investments in associates (g) (note 21)	(32)	(610)	—	—	(642)
Other	—	12	—	—	12
Carrying amount – at December 31, 2015	$—	$967	$872	$—	$1,839
Carrying amount – at January 1, 2014	$172	$1,528		$510	$2,210
Dividends from associate	(108)	—		(1)	(109)
Company’s share of net earnings of associates	30	91		35	156
Disposition of investment in associate (note 9(e))	—	—		(175)	(175)
Other	—	5		—	5
Carrying amount – at December 31, 2014	$94	$1,624		$369	$2,087

(1)	Comprised of the results of Tahoe and Primero to their disposition dates of June 30, 2015 and March 26, 2014, respectively.

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(In millions of United States dollars, except where noted)

Summarized financial information for the Company's investments in associates and joint venture, on a 100% basis and reflecting adjustments made by the Company including fair value adjustments made at the time of acquisition/formation and adjustments for differences in accounting policies, is as follows:

Year ended December 31, 2015	Alumbrera	Pueblo Viejo	Other (1)	Total
Revenues	$501	$1,356	$219	$2,076
Production costs (d)	(526)	(605)	(123)	(1,254)
Depreciation and depletion	(78)	(300)	(32)	(410)
(Loss) earnings from mine operations	(103)	451	64	412
Interest income	1	—	—	1
Interest expense	(34)	(140)	(2)	(176)
Income tax expense	(6)	(193)	(17)	(216)
Other (expenses) income	(23)	14	(24)	(33)
Net (loss) earnings of associates and joint venture	$(165)	$132	$21	$(12)
Company's share of net (loss) earnings of associates and joint venture	$(62)	$53	$8	$(1)
Impairments of investment in associate (g)	(32)	(610)	—	(642)
Company's equity share of net (loss) earnings of associates and joint venture	$(94)	$(557)	$8	$(643)
Year ended December 31, 2014
Revenues	$1,028	$1,438	$399	$2,865
Production costs	(698)	(570)	(176)	(1,444)
Depreciation and depletion	(104)	(264)	(57)	(425)
Earnings from mine operations	226	604	166	996
Interest income	4	—	—	4
Interest expense	(6)	(125)	(6)	(137)
Income tax expense	(98)	(278)	(20)	(396)
Other (expenses) income	(46)	26	(53)	(73)
Net earnings of associates and joint venture	$80	$227	$87	$394
Company’s equity share of net earnings of associates and joint venture	$30	$91	$35	$156

(1)	Comprised of the results of Tahoe and Primero to their disposition dates of June 30, 2015 and March 26, 2014, respectively.

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(In millions of United States dollars, except where noted)

At December 31, 2015	Alumbrera	Pueblo Viejo(a)(b)	Project Corridor (f)
Current assets	$349	$705	$30
Non-current assets	235	6,331	2,157
	584	7,036	2,187
Current liabilities	250	500	3
Non-current liabilities	248	2,593	441
	498	3,093	444
Net assets	86	3,943	1,743
Company’s equity share of net assets of associates	32	1,577	872
Impairment of investment in associate (g)	(32)	(610)	—
Company's equity share of net assets of associates and joint venture	$—	$967	$872
At December 31, 2014
Current assets	$389	$830
Non-current assets	318	6,627
	707	7,457
Current liabilities	180	632
Non-current liabilities	276	2,764
	456	3,396
Net assets	251	4,061
Company’s equity share of net assets of associates and joint venture	$94	$1,624
The equity share of cash flows of the Company's investments in associates and joint venture are as follows:

Year ended December 31, 2015	Alumbrera	Pueblo Viejo (a)(b)	Project Corridor	Other	Total
Net cash (used in) provided by operating activities	$(52)	$273	$—	$10	$231
Net cash (used in) provided by investing activities	(4)	(51)	—	(4)	(59)
Net cash provided by (used in) financing activities (e)	47	(196)	2	(4)	(151)
Year ended December 31, 2014
Net cash provided by operating activities	$115	$209	$—	$44	$368
Net cash provided by (used in) investing activities	21	(68)	—	(24)	(71)
Net cash (used in) provided by financing activities	(132)	(41)	—	3	(170)

(a)
In April 2010, Barrick, the project operator, and Goldcorp finalized the terms for $1.035 billion (100% basis) in project financing for Pueblo Viejo (Goldcorp’s share – $414 million) which was fully drawn during the year ended December 31, 2013. The lending syndicate is comprised of international financial institutions including two export credit agencies and a syndicate of commercial banks. The financing consists of original tranches of $400 million, $375 million and $260 million. The coupon rate of the $375 million tranche is 3.85%. The coupon rates of the $400 million tranche and the $260 million tranches both increased from LIBOR plus 3.25% to LIBOR plus 4.1% (inclusive of political risk insurance premium) effective April 26, 2014 in accordance with the terms of the financing agreement. On February 17, 2015, the guarantee provided by Barrick and Goldcorp pertaining to the $1.035 billion project financing terminated as a result of Pueblo Viejo achieving certain operational and technical milestones. During the year ended December 31, 2015, total repayments of $211 million (2014 – $102 million) were made on the $1.035 billion project financing (Goldcorp's share – $84 million (2014 – $41 million)). At December 31, 2015, the outstanding balance of the project financing was $677 million (December 31, 2014 – $888 million) (Goldcorp's share – $271 million (2014 – $355 million)).

(b)
In June 2009, the Company entered into a $400 million shareholder loan agreement with Pueblo Viejo with a term of fifteen years. In April 2012, additional funding of $300 million was issued to Pueblo Viejo with a term of twelve years. Both loans bear interest at 95% of LIBOR plus 2.95% payable semi-annually in arrears on February 28 and August 31 of each year. With the consent of the Company, repayments of interest and principal were deferred to 2015. The carrying amount of the loans are included as part of the carrying amount of the Company's investment in Pueblo Viejo. At December 31, 2015, the carrying amount of the loans was $545 million

GOLDCORP    |  46

(In millions of United States dollars, except where noted)

(December 31, 2014 – $600 million), which is being accreted to face value over the term of the loans. Included in other current and non-current assets of the Company was $75 million (December 31, 2014 – $49 million) of interest receivable.

(c)	During the year ended December 31, 2015, the Company received return of capital of $112 million (year ended December 31, 2014 – $nil) from Pueblo Viejo.

(d)	During the year ended December 31, 2015, Pueblo Viejo recognized a $16 million (Goldcorp's share – $7 million) impairment expense in respect of supplies inventory in production costs (2014 – $nil).

(e)
During the year ended December 31, 2015, Alumbrera entered into various US dollar credit facilities with third parties in Argentina. The net borrowings for the period were $124 million (Goldcorp's share – $47 million). As at December 31, 2015. the amount of the facilities outstanding was $136 million (Goldcorp's share – $51 million). The facilities, which mature between January 2016 to June 2016, bear interest ranging from 4.2% to 5.0%.

(f)
At December 31, 2015, Project Corridor held $3 million of cash and cash equivalents, $3 million of total current financial liabilities and $nil of total non-current financial liabilities which have been included in the total of current assets, current liabilities and non-current liabilities, respectively. At December 31, 2015, Project Corridor's capital and operating commitments amounted to $2 million.

(g)
At December 31, 2015, the Company recognized impairment expense of $107 million and $610 million in respect of its investment in Alumbrera and Pueblo Viejo, respectively, which the Company has included in impairment of mining interest and goodwill in the Consolidated Statements of Loss (note 21). Included in the $107 million impairment expense for Alumbrera is a provision for $75 million in respect of the Company's obligation to fund its 37.5% share of Alumbrera's reclamation costs (note 26).

20.	GOODWILL
The carrying amount of goodwill has been allocated to the Company’s CGUs and included in the respective operating segment assets in note 10 as shown below:

	Cerro Negro	Red Lake	Los Filos	Total
At December 31, 2013	$975	$405	$74	$1,454
Impairment expense (note 21)	(975)	—	—	(975)
At December 31, 2014	—	405	74	479
Impairment expense (note 21)	—	(405)	(74)	(479)
At December 31, 2015	$—	$—	$—	$—

GOLDCORP    |  47

(In millions of United States dollars, except where noted)

21.	IMPAIRMENT
The Company's impairment expense in respect of the following CGUs for the years ended December 31 were as follows:

	Mining properties
	Depletable	Non-depletable
2015	Reserves and resources	Reserves and resources	Exploration potential	Plant and equipment	Investments in associates and joint venture	Goodwill	Total
Red Lake	$—	$705	$39	$64	$—	$405	$1,213
Porcupine	53	7	47	16	—	—	123
Éléonore	176	82	—	140	—	—	398
Peñasquito	231	457	383	110	—	—	1,181
Los Filos	542	—	—	136	—	74	752
Marlin	163	43	21	66	—	—	293
Alumbrera	—	—	—	—	107	—	107
Project Corridor (note 7)	—	—	—	—	200	—	200
Pueblo Viejo	—	—	—	—	610	—	610
Other	—	25	—	4	—	—	29
Total impairment expense	$1,165	$1,319	$490	$536	$917	$479	$4,906

2014
Cerro Negro	$—	$957	$585	$463	$—	$975	$2,980
El Sauzal	17	—	—	2	—	—	19
Total impairment expense	$17	$957	$585	$465	$—	$975	$2,999
Impairment testing
The recoverable amounts of the Company’s CGUs are based on their future after-tax cashflows expected to be derived from the Company’s mining properties and represent each CGU’s FVLCD. The projected cash flows used in impairment testing are significantly affected by changes in assumptions for metal prices, changes in the amount of recoverable reserves, resources, and exploration potential, production costs estimates, future capital expenditures, discount rates, inflation and exchange rates. The Company's impairment testing incorporated the following key assumptions:
(a)Weighted average cost of capital
Projected cash flows were discounted using an after-tax discount rate of 5% (2014 – 5%) which represented the Company’s weighted average cost of capital and which included estimates for risk-free interest rates, market value of the Company’s equity, market return on equity, share volatility and debt-to-equity financing ratio.
Pricing assumptions
Metal pricing included in the cash flow projections beyond five years is based on historical volatility and consensus analyst pricing. The metal prices assumptions used in the Company's impairment assessments were as follows:

	At December 31, 2015			At December 31, 2014
Metal price assumptions	2016	2017	2018 and Long-term	2015 to 2016	2017 to 2018	2019 and Long-term
Gold (per ounce)	$1,100	$1,100	$1,100	$1,200	$1,300	$1,300
Silver (per ounce)	15.00	15.00	16.50	18.00	21.00	22.00
Copper (per pound)	2.53	2.61	2.75	3.00	3.00	3.00
Zinc (per pound)	0.80	0.95	0.95	1.00	1.00	0.90
Lead (per pound)	0.80	0.85	0.90	0.95	1.00	0.90

GOLDCORP    |  48

(In millions of United States dollars, except where noted)

(b)Additional CGU-specific assumptions affecting the recoverable amount assessment

(i)	Additional CGU-specific assumptions used in determining the recoverable amounts of the CGUs that resulted in impairment expense during the year ended December 31, 2015 are as follows:
Red Lake
Included in the Red Lake CGU is the Cochenour deposit due to the proximity of the ore body to Red Lake Gold mines and the potential to share infrastructure when the project is in production. During 2015 Cochenour focused on drilling and development which increased data density and improved understanding of projections of mineralization. Initial development in 2015 has shown deviations of the geology and structures from our initial interpretation. Intersected gold grades remain consistent with expectations, however recent drill data and newly discovered mineralized zones indicate a change in orientation of a portion of the veins compared to the Company's existing model. Results from exploration drilling in 2015 were used in the fourth quarter to update the deposit model which resulted in a 37% decrease in inferred resources to 2.19 million gold ounces, reflecting the re-interpretation of the geology for the complexities and orientation changes noted above as well as application of a higher cut-off grade to account for more selective mining methods. Based on an assessment performed as at December 31, 2015, the Company concluded that the amount of recoverable resources and exploration potential at Cochenour had declined, resulting in a reduction of the estimated recoverable amount. The Company recorded impairment expense of $1,213 million ($1,050 million, after tax) in respect of its mining interest and goodwill in the Red Lake CGU at December 31, 2015.
Porcupine
During the fourth quarter of 2015, in response to current market conditions and operational challenges associated with an aging infrastructure, a decision was made to close the Dome underground mine around mid-2016 and the administration and infrastructure at Porcupine will be rationalized. With the closure of Dome, mill feed will be sourced from Hollinger open pit, Hoyle Pond underground and low grade stockpiles that are expected to be depleted by the second quarter of 2016. These changes along with a reduction in the long-term gold price assumption have been incorporated into a new Porcupine life of mine plan. As a result, the Company recorded impairment expense of $123 million ($100 million, after tax) against the carrying amount of the Porcupine CGU at December 31, 2015.
Éléonore
Initial production stopes in 2015 encountered folding and faulting which resulted in higher dilution and lower than expected mined grades. Stope design has been adjusted to address these impacts and the updated reserve model and new life of mine plan includes the impact of this folding and faulting. These changes to the life of mine plan and the change in the long-term gold price assumption in the fourth quarter of 2015 resulted in the Company's recording impairment expense of $398 million ($250 million, after tax) against the carrying value of Éléonore at December 31, 2015.
Peñasquito
Included in the Peñasquito CGU is the Camino Rojo deposit due to the proximity of the ore body to Peñasquito and the potential to share infrastructure related to the processing of sulphide ore from Camino Rojo. In the fourth quarter of 2015, Peñasquito re-optimized its life of mine plan to incorporate block model reconciliation updates. The positive economic impact from the updated life of mine plan was insufficient to offset the impacts of the reduction in long-term metal pricing and foreign exchange assumptions resulting in the Company recording impairment expense of $771 million ($500 million, after tax) against the carrying value of the Peñasquito mine at December 31, 2015.
As a result of metallurgical testing and a geotechnical drilling program completed in the fourth quarter of 2015, the Company determined that the amount of recoverable resources and exploration potential at Camino Rojo had declined resulting in a reduction of the estimated recoverable amount. The Company recorded an impairment expense of $410 million ($265 million, after tax) against the carrying value of non-depletable resources and exploration potential attributable to Camino Rojo at December 31, 2015.
Los Filos
During 2015, Los Filos commenced a study to perform a detailed assessment of its operating options, including an update of the block model with additional drill data. The study was completed in the fourth quarter of 2015 and the findings were incorporated into an updated Los Filos life of mine plan. As a result of these findings and the change in long-term metal price assumptions, recoverable ounces and the associated future after-tax cash flows decreased which resulted in the Company recording impairment expense of $752 million ($565 million, after tax) in respect of mining interest and goodwill at Los Filos at December 31, 2015.

GOLDCORP    |  49

(In millions of United States dollars, except where noted)

Marlin
With the conclusion of an intensive exploration program in the fourth quarter of 2015, the Company concluded that there was insufficient drilling success to support the extension of mine life beyond the current estimate of one year. In order to maintain flexibility in the Marlin mine plan, activities to support the exploration of targets with the potential for near term conversion to mineable reserves will continue. A change in the long-term metal price assumptions, shortened mine life, reduced value of exploration potential and the previously disclosed reduction in mining royalty from 10% to 5% were incorporated into an updated Marlin life of mine plan in the fourth quarter of 2015 which resulted in the Company recording impairment expense of $293 million ($220 million, after tax) against the carrying value of Marlin at December 31, 2015.
Alumbrera
Based on a revised life of mine plan provided to the Company by Alumbrera's operators (Glencore), the Company recorded impairment expense of $107 million ($107 million, after tax) related to its investment in Alumbrera at December 31, 2015. Included in the impairment expense is a $75 million provision related to the Company's obligation to fully fund its 37.5% share of Alumbrera's expected reclamation costs.
Project Corridor
On November 24, 2015, and in conjunction with the acquisition of New Gold's 30% interest in El Morro, Goldcorp and Teck entered into an agreement to combine their respective El Morro and Relincho deposits into a new joint venture, Project Corridor. Due to the worsening commodity price environment, the Company re-assessed its long-term metal price assumptions as at the date of the transaction with Teck. The Company also considered the value of El Morro implied by the New Gold transaction in assessing El Morro’s recoverable amount. As a result, the Company recorded an impairment expense of $200 million ($200 million, after tax) on the formation of Project Corridor.
Pueblo Viejo
Based on an updated life of mine plan provided to the Company by Pueblo Viejo’s operators (Barrick) in the fourth quarter of 2015 and the lower long-term metal price assumptions, the Company recorded impairment expense of $610 million ($610 million, after tax) related to its investment in Pueblo Viejo at December 31, 2015. Despite improvements to the life of mine plan, the future after tax cash flows generated (after reducing the net cash flow for the Company’s share of internal and external debt), were insufficient to offset the impact of the reduction in long-term metal prices.

(ii)
Additional CGU-specific assumptions used in determining the recoverable amounts of the CGUs that did not result in impairment expense or the reversal of impairment expense during the year ended December 31, 2015 are as follows:

Cerro Negro
At December 31, 2014, the Company recognized an impairment expense of $2,980 million ($2,300 million, after tax) in respect of its mining interest and goodwill in Cerro Negro. The impairment expense resulted from the financial consequences of the economic restrictions introduced in 2011 by the former Argentine government as well as the inflationary environment, which both negatively impacted operations at the Cerro Negro mine. Additionally, the market value of the exploration potential at Cerro Negro was assessed at December 31, 2014 and determined to have declined, resulting in a reduction of the estimated recoverable amount of that exploration potential.
At December 31, 2015, the Company assessed the recoverable value of Cerro Negro, incorporating new facts and circumstances at that date. On October 25, 2015, a new Argentine government was elected; during the fourth quarter of 2015 the new government adopted certain measures intended to stabilize the economy, revising the policies introduced by the former government which imposed controls over currency and taxation. These new measures include the elimination of a 5% export tax on dore and removal of restrictions on imports of goods. Exchange controls were also lifted which resulted in a significant devaluation of the Argentine peso against the US Dollar in December 2015. Updating for these changes and incorporating improvements in forecast cash flows arising from stope optimization and exploration success, the Company determined that the recoverable value of Cerro Negro was sufficient to offset the impacts of the reduction in long term gold price assumptions and therefore did not require any additional impairment or reversal of impairment at December 31, 2015.

GOLDCORP    |  50

(In millions of United States dollars, except where noted)

22.	INVESTMENTS IN SECURITIES

	At December 31 2015	At December 31 2014
Equity securities – available-for-sale	$51	$57
Less: marketable securities included in other current assets (note 17)	—	(14)
	$51	$43

The Company has investments in equity securities in accordance with its long-term investment plans. These investments are classified as non-current assets if the Company intends to hold the investment for more than 12 months, otherwise, they are classified as marketable securities and included in other current assets.

23.	OTHER NON-CURRENT ASSETS

	At December 31 2015	At December 31 2014
Sales/indirect taxes recoverable (a)	$198	$298
Accrued interest receivable (note 19(b))	58	23
Deposits on mining interest expenditures	4	32
Other	12	24
	$272	$377

(a)
Non-current sales/indirect taxes recoverable primarily comprises $154 million of value added tax receivable at Cerro Negro (2014 – $221 million) and $40 million of exploration tax credits and mining duties at Éléonore (2014 – $61 million) and which are not expected to be received within twelve months.

GOLDCORP    |  51

(In millions of United States dollars, except where noted)

24.	DEBT

	At December 31 2015	At December 31 2014
$1.0 billion Notes (a)
3.625% 7-year notes due June 2021 ($550 million)	$546	$545
5.45% 30-year notes due June 2044 ($450 million)	443	443
	989	988
$1.5 billion Notes (b)
2.125% 5-year notes due March 2018 ($500 million)	497	496
3.70% 10-year notes due March 2023 ($1 billion)	990	988
	1,487	1,484
425 million Argentine pesos loan (c)	—	49
1.6 billion Argentine pesos loan (d)	—	184
180 million Argentine pesos loan (e)	6	21
$180 million Argentine loan (f)	180	—
243 million Argentine peso loan (g)	26	—
469 million Argentine peso credit facility (h)	—	26
$3.0 billion credit facility (i)	—	840
	2,688	3,592
Less: current portion of debt (e)(f)(g)	(212)	(150)
	$2,476	$3,442

(a)
On June 9, 2014, the Company issued the $1.0 billion Notes, consisting of $550 million in 7-year notes (the "7-year Notes") and $450 million in 30-year notes (the "30-year Notes"). The Company received total proceeds of $988 million from the issuance, net of transaction costs. The $1.0 billion Notes are unsecured and interest is payable semi-annually in arrears on June 9 and December 9 of each year, beginning on December 9, 2014. The $1.0 billion Notes are callable at anytime by the Company prior to maturity, subject to make-whole provisions. The 7-year Notes and the 30-year Notes are accreted to the face value over their respective terms using annual effective interest rates of 3.75% and 5.49%, respectively.

(b)
On March 20, 2013, the Company issued the $1.5 billion Notes, consisting of $500 million in 5-year notes ("5-year Notes") and $1.0 billion in 10-year notes ("10-year Notes"). The Company received total proceeds of $1.48 billion, net of transaction costs. The $1.5 billion Notes are unsecured and interest is payable semi-annually in arrears on March 15 and September 15 of each year, beginning on September 15, 2013. The $1.5 billion Notes are callable at anytime by the Company prior to maturity, subject to make-whole provisions. The 5-year Notes and the 10-year Notes are accreted to face value over their respective terms using annual effective interest rates of 2.37% and 3.84%, respectively.

(c)
On October 14, 2014, the Company, through its wholly-owned subsidiary, Oroplata S.A. ("Oroplata S.A."), entered into a 425 million Argentine peso ($50 million, net of transaction costs) loan agreement with a third party in Argentina, repayable on December 30, 2016. The facility bears interest at the average interest rate paid on short-term deposits over 1 million Argentine pesos ("Badlar"), plus a floating margin including 3.5%, payable monthly, with Badlar subject to a floor of 15%. During the year ended December 31, 2015, the average interest rate paid by the Company on the loan was 30.4% (2014 – 29.0%). The Company repaid the loan in full on December 23, 2015.

(d)
On October 17, 2014, the Company, through Oroplata S.A., entered into a 1.6 billion Argentine peso ($185 million, net of transaction costs) loan agreement with third parties in Argentina repayable in three consecutive monthly installments beginning in November 2015. The facility bears interest at Badlar, plus a floating margin including 3.5%, payable monthly. During the year ended December 31, 2015, the average interest rate paid by the Company on the loan was 30.3% (2014 – 29.2%). The Company repaid the loan in full on November 9, 2015.

(e)
On October 29 and November 13, 2013, the Company, through Oroplata S.A., entered into two 3-year Argentine peso loan agreements totaling 180 million Argentine pesos ($30 million) with third parties in Argentina. Both loans bear interest at 15.25% per annum to be repaid in eight quarterly installments beginning early 2015. During the year ended December 31, 2015, $11 million (2014 – $nil) of the principal balance outstanding was repaid.

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(In millions of United States dollars, except where noted)

(f)	On November 6, 2015, the Company, through Oroplata S.A., entered into a $180 million 1-year loan agreement with a third party in Argentina.

(g)
On December 4, 2015, the Company, through Oroplata S.A., entered into a 243 million Argentine peso ($25 million) 1-year loan agreement with a third party in Argentina. The Company pays a floating interest rate on the facility calculated as 9% fixed rate plus 50% of the devaluation of the Argentine peso to US dollar.

(h)
On June 11, 2015, the Company repaid the 220 million Argentine pesos ($24 million) previously drawn against the 1-year 469 million Argentine pesos ($100 million) credit facility. Prior to date of repayment the average interest rate paid by the Company on the loan was 23.75% (2014 – 21.8%).

(i)
On June 11, 2015, the Company increased its committed and unsecured revolving credit facility from $2.0 billion to $3.0 billion and extended the term to June 10, 2020, under existing terms and conditions. The credit facility bears interest rate of LIBOR plus 1.2%. During the year ended December 31, 2015, the average interest rate paid by the Company on the loan was 1.6% (2014 – 1.4%).

(j)
On June 5, 2009, the Company issued Convertible senior notes with an aggregate principal amount of $863 million. Upon maturity on August 1, 2014, the Company repaid the $863 million of outstanding principal on the Convertible senior notes.

(k)
On January 14, 2013, the Company, through Oroplata S.A., entered into a 1-year $131 million credit facility agreement with Alumbrera. The principal drawn bears interest at 2% per annum. In December 2013, the credit facility was extended to January 17, 2015 under the same terms and conditions. During the year ended December 31, 2014, the facility was repaid in full.

25.	FINANCE LEASE OBLIGATIONS

	At December 31 2015	At December 31 2014
Present value of minimum lease payments
Total minimum lease payments	$604	$23
Effect of discounting	(332)	(2)
	$272	$21
Payments under finance leases
Within 1 year	$27	$—
2 to 3 years	46	1
4 to 5 years	38	1
Over 5 years	161	19
	$272	$21
In 2011, the Company entered into an agreement with a third party for the construction of a power plant to deliver electricity to the Peñasquito mine for a period of twenty years, with an option to renew for three additional five year periods. The power plant commenced the supply of power to the Peñasquito mine in July 2015 and the agreement for the future purchase of electricity met the criteria of a finance lease at that date. In July 2015, Peñasquito recognized $248 million as a finance lease, which was included as a non-cash addition to mining interests, and a corresponding amount as a finance lease obligation ($5 million and $242 million recorded in accounts payable and accrued liabilities and finance lease obligations on the Consolidated Balance Sheet, respectively).

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(In millions of United States dollars, except where noted)

26.	NON-CURRENT PROVISIONS

	At December 31 2015	At December 31 2014
Reclamation and closure cost obligations (a)	$702	$695
Less: current portion included in other current liabilities	(39)	(63)
	663	632
Other (b)	112	39
	$775	$671

(a)
The Company incurs reclamation and closure cost obligations relating to its operating, inactive and closed mines and development projects. At December 31, 2015, the present value of obligations relating to operating, inactive and closed mines and development projects was estimated at $460 million, $230 million and $12 million, respectively (December 31, 2014 – $344 million, $282 million and $69 million, respectively) reflecting anticipated cash flows to be incurred over approximately the next 100 years, with the majority estimated to be incurred within the next 20 years. Significant reclamation and closure activities include land rehabilitation, demolition of buildings and mine facilities, ongoing care and maintenance and other costs.

The total provision for reclamation and closure cost obligations at December 31, 2015 was $702 million (December 31, 2014 – $695 million) and was calculated using an effective weighted discount rate of 4.1% (2014 – 4.2%). The undiscounted value of these obligations was $1,914 million (December 31, 2014 – $1,827 million), calculated using an effective weighted inflation rate assumption of 3% (2014 – 2%).
Changes to the reclamation and closure cost obligations during the years ended December 31 were as follows:

	2015	2014
Reclamation and closure cost obligations – beginning of year	$695	$529
Reclamation expenditures	(57)	(33)
Reclamation expenditures for discontinued operations	—	(2)
Accretion expense, included in finance costs (note 12)	24	23
Accretion expense for discontinued operation (note 9)	—	1
Revisions in estimates and obligations incurred	40	202
Revisions in estimates and obligations incurred for discontinued operations	—	9
Reclassification of reclamation and closure cost obligations to discontinued operation (note 9)	—	(34)
Reclamation and closure cost obligations – end of year	$702	$695

(b)
At December 31, 2015, the Company has recognized a provision of $75 million in respect of the Company's obligation to fund its 37.5% share of Alumbrera's reclamation costs as a result of the Company's assessment that Alumbrera's recoverable value is nil. The $75 million provision has been recognized in impairment of mining interests and goodwill in the Consolidated Statements of Loss.

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(In millions of United States dollars, except where noted)

27.	FINANCIAL INSTRUMENTS

(a)	Financial assets and liabilities by categories

At December 31, 2015	Loans and receivables	Available for sale securities	FVTPL	Held to maturity/other financial liabilities	Total
Financial assets
Cash and cash equivalents	$—	$—	$326	$—	$326
Money market investments	57	—	—	—	57
Accounts receivable arising from sale of metal concentrates	—	—	49	—	49
Investments in securities	—	51	—	—	51
Derivative assets	—	—	1	—	1
Other current and non-current financial assets	81	—	—	—	81
Total financial assets	$138	$51	$376	$—	$565
Financial liabilities
Debt	$—	$—	$—	$(2,688)	$(2,688)
Accounts payable and accrued liabilities	—	—	—	(680)	(680)
Derivative liabilities	—	—	(4)	—	(4)
Other current and non-current financial liabilities	—	—	—	(12)	(12)
Total financial liabilities	$—	$—	$(4)	$(3,380)	$(3,384)
At December 31, 2014
Financial assets
Cash and cash equivalents	$—	$—	$482	$—	$482
Money market investments	53	—	—	—	53
Accounts receivable arising from sale of metal concentrates	—	—	187	—	187
Investments in securities	—	57	—	—	57
Derivative assets	—	—	17	—	17
Other current and non-current financial assets	113	—	—	—	113
Total financial assets	$166	$57	$686	$—	$909
Financial liabilities
Debt	$—	$—	$—	$(3,592)	$(3,592)
Accounts payable and accrued liabilities	—	—	—	(1,039)	(1,039)
Derivative liabilities	—	—	(49)	—	(49)
Other current and non-current financial liabilities	—	—	—	(34)	(34)
Total financial liabilities	$—	$—	$(49)	$(4,665)	$(4,714)

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(In millions of United States dollars, except where noted)

(b)	Financial assets and liabilities classified as at FVTPL
The Company’s financial assets and liabilities classified as at FVTPL were as follows:

	At December 31 2015	At December 31 2014
Current derivative assets (1)
Foreign currency, heating oil, copper, lead, and zinc contracts	$1	$15
Non-current derivative assets (1)
Foreign currency contracts	$—	$2
Current derivative liabilities (2)
Foreign currency, heating oil, copper, lead, and zinc contracts	$(4)	$(48)
Non-current derivative liabilities (2)
Foreign currency contracts	$—	$(1)

(1)	Included in other current and non-current assets on the Consolidated Balance Sheets.

(2)	Included in other current and non-current liabilities on the Consolidated Balance Sheets.
In addition, accounts receivable arising from sales of metal concentrates have been designated and classified as at FVTPL by the Company as follows:

	At December 31 2015	At December 31 2014
Arising from sales of metal concentrates – classified as at FVTPL	$49	$187
Not arising from sales of metal concentrates (1)	297	207
Accounts receivable	$346	$394

(1)	Comprised mainly of sales/indirect taxes recoverable.
The net losses on derivatives for the years ended December 31 were comprised of the following:

	2015	2014
Realized losses at December 31
Foreign currency, heating oil, copper, lead, and zinc contracts	$(83)	$(9)
Other	—	(3)
Total realized losses	$(83)	$(12)
Unrealized gains that reversed during the year ended December 31
Foreign currency, heating oil, copper, lead, and zinc contracts	32	1
Other	—	3
Unrealized losses at December 31
Foreign currency, heating oil, copper, lead, and zinc contracts	(3)	(32)
Total unrealized gains (losses)	$29	$(28)
	$(54)	$(40)

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(In millions of United States dollars, except where noted)

(c)	Financial assets designated as available-for-sale
The Company’s investments in marketable securities (included in other current assets (note 17) and investments in securities (note 22) are designated as available-for-sale. The unrealized (losses) gains on available-for-sale investments recognized in OCI for the years ended December 31 were as follows:

	2015	2014
Mark-to-market (losses) gains on available-for-sale securities	$(6)	$11
Deferred income tax expense in OCI	—	(2)
Unrealized (losses) gains on available-for-sale securities, net of tax	(6)	9
Reclassification adjustment for impairment losses included in net loss, net tax recovery of $1 million (2014 – $nil)	9	5
Reclassification adjustment for realized gains on disposition of available-for-sale securities recognized in net loss, net of tax of $nil (2014 – $3 million)	(1)	(20)
Reclassification of Probe mark-to-market gains on acquisition	(3)	—
	$(1)	$(6)

(d)	Fair value information

(i)	Fair value measurements of financial assets and liabilities recognized on the Consolidated Balance Sheets
The categories of the fair value hierarchy that reflect the significance of inputs used in making fair value measurements are as follows:
Level 1 – quoted prices in active markets for identical assets or liabilities;
Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and
Level 3 – inputs for the asset or liability that are not based on observable market data.
The levels in the fair value hierarchy into which the Company’s financial assets and liabilities that are measured and recognized on the Consolidated Balance Sheets at fair value on a recurring basis were categorized as follows:

	At December 31, 2015		At December 31, 2014
	Level 1	Level 2	Level 1	Level 2
Cash and cash equivalents (note 15)	$326	$—	$482	$—
Investment in securities (note 22)	43	8	47	10
Accounts receivable arising from sales of metal concentrates (note 27(b))	—	49	—	187
Current and non-current derivative assets (note 27(b))	—	1	—	17
Current and non-current derivative liabilities (note 27(b))	—	(4)	—	(49)
At December 31, 2015 and 2014, there were no financial assets and liabilities measured and recognized at fair value on a non-recurring basis.
The Company’s policy for determining when a transfer occurs between levels in the fair value hierarchy is to assess the impact at the date of the event or the change in circumstances that could result in a transfer. There were no transfers between Level 1 and Level 2 during the year ended December 31, 2015 and 2014.
At December 31, 2015 and 2014, there were no financial assets or liabilities measured and recognized on the Consolidated Balance Sheets at fair value that would be categorized as Level 3 in the fair value hierarchy. During the years ended December 31, 2015 and 2014, certain mining interests and goodwill related to certain CGUs, including Project Corridor (note 7), were assessed as impaired and written down to their recoverable amounts, being their FVLCD. Valuation techniques and inputs used in the calculation of these fair value based amounts are categorized as Level 3 in the fair value hierarchy (note 21).

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(In millions of United States dollars, except where noted)

(ii)	Valuation methodologies for Level 2 financial assets and liabilities
Accounts receivable arising from sales of metal concentrates:
The Company’s metal concentrate sales contracts are subject to provisional pricing with the selling price adjusted at the end of the quotational period. At each reporting date, the Company’s accounts receivable on these contracts are marked-to-market based on a quoted forward price for which there exists an active commodity market (note 27(b)).
Derivative assets and liabilities:
At December 31, 2015, the Company's derivative assets and liabilities were comprised of currency forward and option contracts (note 27(b)). The fair values of the forward contracts are calculated using discounted contractual cash flows based on quoted forward curves and discount rates incorporating the applicable yield curve. The fair values of the option contracts are calculated using an option pricing model which utilizes a combination of quoted prices and market-derived inputs, including volatility estimates and option adjusted credit spreads.

(iii)	Fair values of financial assets and liabilities not already measured and recognized at fair value on the Consolidated Balance Sheets
At December 31, 2015, the fair values of financial assets and liabilities not already measured and recognized at fair value were as follows:

	Level	Input	Carrying value (1)	Fair value
$1.0 billion notes	1	Closing price	$992	$886
$1.5 billion notes	1	Closing price	1,501	1,419

(1)	Includes accrued interest payable.
At December 31, 2015, the carrying amounts of money market investments, other financial assets, accounts payable, accrued liabilities, other financial liabilities and current debt held by Cerro Negro are considered to be reasonable approximations of their fair values due to the short-term nature of these instruments.

(e)	Financial instruments and related risks
The Company manages its exposure to financial risks, including credit risk, liquidity risk, currency risk, interest rate risk and price risk in accordance with its Finance Risk Management Policy. The Company’s Board of Directors oversees management’s risk management practices by setting trading parameters and reporting requirements. The Finance Risk Management Policy provides a framework for the Company to manage the risks it is exposed to in various markets and to protect itself against adverse price movements. All transactions undertaken are to support the Company’s ongoing business. The Company does not acquire or issue derivative financial instruments for trading or speculative purposes.
The following describes the types of risks that the Company is exposed to and its objectives and policies for managing those risk exposures:

(i)	Credit risk
Credit risk is the risk that the counterparty to a financial instrument will cause a financial loss for the Company by failing to discharge its obligations. Credit risk is primarily associated with trade receivables; however, it also arises on cash and cash equivalents, money market investments, derivative assets, other receivables and accrued interest receivable. To mitigate exposure to credit risk on financial assets, the Company has established policies to limit the concentration of credit risk, to ensure counterparties demonstrate minimum acceptable credit worthiness and to ensure liquidity of available funds.
The Company closely monitors its financial assets and does not have any significant concentration of credit risk. The Company sells its products exclusively to large international financial institutions and other organizations with strong credit ratings. The historical level of customer defaults is negligible and, as a result, the credit risk associated with trade receivables at December 31, 2015 is considered to be negligible. The Company invests its cash and cash equivalents and money market investments in highly-rated corporations and government issuances in accordance with its Short-term Investment Policy and the credit risk associated with its investments is considered to be low. Foreign currency contracts are entered into with large international financial institutions with strong credit ratings.

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(In millions of United States dollars, except where noted)

The Company’s maximum exposure to credit risk is as follows:

	At December 31 2015	At December 31 2014
Cash and cash equivalents (note 15)	$326	$482
Money market investments	57	53
Accounts receivable arising from sales of metal concentrates (note 27(b))	49	187
Other current and non-current receivables	12	62
Current and non-current derivative asset (note 27(b))	1	17
Accrued interest receivable (notes 17 and 23)	75	49
	$520	$850

(ii)	Liquidity risk
Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with financial liabilities. The Company has in place a rigorous planning, budgeting and forecasting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis, its expansionary plans and its dividend distributions. The Company ensures that sufficient committed loan facilities exist to meet its short-term business requirements, taking into account its anticipated cash flows from operations and its holdings of cash and cash equivalents.
During the year ended December 31, 2015, the Company generated operating cash flows from continuing operations, one of the Company's main sources of liquidity, of $1,423 million (2014 – $982 million). The Company also realized increased liquidity in 2015 from the disposition of certain mining interests for cash of $890 million. At December 31, 2015, Goldcorp held cash and cash equivalents of $326 million (December 31, 2014 – $482 million), money market investments of $57 million (December 31, 2014 – $53 million), and had working capital of $282 million (December 31, 2014 – $691 million), which the Company defines as current assets less current liabilities.
On June 11, 2015, the Company increased its committed and unsecured revolving credit facility from $2.0 billion to $3.0 billion and extended the term to June 10, 2020, under existing terms and conditions. During the year ended December 31, 2015, the Company utilized the revolving credit facility and up to $1.3 billion was drawn against the facility in 2015; at December 31, 2015, the revolving credit facility was fully repaid with $3.0 billion available for the Company's use (December 31, 2014 – $1.2 billion). On June 11, 2015, the Company repaid the 220 million Argentine pesos ($24 million) drawn against the 1-year 469 million Argentine peso ($100 million) credit facility. During the fourth quarter of 2015, the Company entered into two new Argentine financing arrangements (notes 24(f) and (g)), the proceeds of which were used to repay the 425 million Argentine peso and 1.6 billion Argentine peso loans (notes 24(c) and (d)). Certain of the Company's borrowings are subject to various financial and general covenants with which the Company was in compliance as at December 31, 2015.
At December 31, 2015, the Company had letters of credit outstanding in the amount of $580 million (December 31, 2014 – $460 million) of which $296 million (December 31, 2014 – $301 million) represents the Company's letters of credit outstanding as guarantees for reclamation obligations and $211 million (December 31, 2014 – $nil) represents the Company's letters of credit outstanding as guarantees for certain of the Company's Argentine debt. The Company's capital commitments for the next twelve months amounted to $85 million at December 31, 2015.

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(In millions of United States dollars, except where noted)

In the normal course of business, the Company enters into contracts that give rise to commitments for future minimum payments. The following table summarizes the remaining contractual maturities of the Company's financial liabilities and operating and capital commitments, shown in contractual undiscounted cashflow:

	At December 31, 2015					At December 31, 2014
	Within 1 year	2 to 3 years	4 to 5 years	Over 5 years	Total	Total
Accounts payable and accrued liabilities (1)	$658	$—	$—	$—	$658	$1,016
Current and non-current derivative liabilities (note 27(b))	4	—	—	—	4	49
Debt repayments (principal portion) (note 24)	204	500	—	2,000	2,704	3,624
Interest payments on debt (note 24)	93	179	163	679	1,114	1,309
Capital expenditure commitments (2)	85	17	—	—	102	352
Reclamation and closure cost obligations (note 26)	41	88	58	1,727	1,914	1,827
Minimum rental and lease payments (3)	5	6	7	20	38	74
Other	262	23	5	18	308	255
	$1,352	$813	$233	$4,444	$6,842	$8,506

(1)	Excludes accrued interests on debt which are disclosed separately in the above table.

(2)
Contractual commitments are defined as agreements that are enforceable and legally binding. Certain of the contractual commitments may contain cancellation clauses; however, the Company discloses the contractual maturities of the Company's operating and capital commitments based on management's intent to fulfill the contract.

(3)	Excludes the Company's minimum finance lease payments (note 25).

In the opinion of management, the working capital at December 31, 2015, together with the future cash flows from operations and available funding facilities, is sufficient to support the Company’s commitments.

(iii)	Market risk
Currency risk
Currency risk is the risk that the fair values or future cash flows of the Company’s financial instruments will fluctuate because of changes in foreign exchange rates. Exchange rate fluctuations may affect the costs that the Company incurs in its operations. Gold, silver, copper, lead and zinc are sold in US dollars and the Company’s costs are incurred principally in US dollars, Canadian dollars, Mexican pesos, Argentinean pesos and Guatemalan quetzals. The depreciation of foreign currencies against the US dollar can decrease the cost of metal production and capital expenditures in US dollar terms. The Company also holds cash and cash equivalents that are denominated in foreign currencies which are subject to currency risk. Accounts receivable and other current and non-current assets denominated in foreign currencies relate to goods and services taxes, income taxes, value-added taxes and insurance receivables. The Company is further exposed to currency risk through non-monetary assets and liabilities of entities whose taxable profit or tax loss are denominated in foreign currencies. Changes in exchange rates give rise to temporary differences resulting in a deferred tax liability or asset with the resulting deferred tax charged or credited to income tax expense. At December 31, 2015, the Company had $3.7 billion of deferred income tax liabilities, which arose primarily from the acquisitions of Placer Dome Inc.’s assets and Glamis Gold Ltd. in 2006, and Camino Rojo and Cerro Negro in 2010, and which are denominated in foreign currencies.
During the year ended December 31, 2015, and in accordance with its Financial Risk Management Policy, the Company entered into Canadian dollar and Mexican peso forward and option contracts to purchase and sell the respective foreign currencies at pre-determined US dollar amounts. These contracts were entered into to normalize operating, corporate and capital expenses incurred by the Company’s foreign operations as expressed in US dollar terms.
The Company is exposed to currency risk through the following financial assets and liabilities, income taxes receivables (payables) and deferred income tax assets and liabilities denominated in foreign currencies:

GOLDCORP    |  60

(In millions of United States dollars, except where noted)

At December 31, 2015	Cash and cash equivalents	Accounts receivable and other current and non-current assets	Accounts payable and accrued liabilities and non-current liabilities	Income taxes receivable (payable), current and non-current	Deferred income tax liabilities
Canadian dollar	$2	$38	$(217)	$71	$(803)
Mexican peso	20	210	(185)	(145)	(2,332)
Argentine peso	7	200	(97)	(10)	(561)
Guatemalan quetzal	2	8	(27)	6	(11)
	$31	$456	$(526)	$(78)	$(3,707)
At December 31, 2014
Canadian dollar	$14	$49	$(357)	$26	$(979)
Mexican peso	23	150	(222)	108	(2,858)
Argentine peso	1	222	(393)	(3)	(574)
Guatemalan quetzal	1	6	(36)	6	(107)
Chilean peso	1	11	(8)	—	—
	$40	$438	$(1,016)	$137	$(4,518)
During the year ended December 31, 2015, the Company recognized a net foreign exchange loss (excluding the foreign exchange loss relating to taxes) of $52 million (2014 – $22 million). Based on the Company’s net exposure at December 31, 2015, a 10% depreciation or appreciation of applicable foreign currencies against the US dollar would have resulted in an approximate $3 million increase or decrease in the Company’s net loss, respectively.
During the year ended December 31, 2015, the Company recognized a net foreign exchange loss of $572 million in income tax expense on income taxes receivable/(payable) and deferred taxes (2014 – $288 million). Based on the Company’s net exposures relating to taxes at December 31, 2015, a 10% depreciation or appreciation of applicable foreign currencies against the US dollar would have resulted in an approximate $189 million increase or decrease in the Company’s net loss, respectively.
Interest rate risk
Interest rate risk is the risk that the fair values and future cash flows of the Company's financial instruments will fluctuate because of changes in market interest rates. The Company is exposed to interest rate cash flow risk primarily on its outstanding debt subject to floating rates of interest (note 24), its share of the Pueblo Viejo project financing, its cash and cash equivalents, and interest-bearing receivables. The Company is exposed to interest rate fair value risk primarily on its debt subject to fixed rates of interest (note 24). The Company monitors its exposure to interest rates and is comfortable with its exposures given its mix of fixed-and floating-rate debt, with 99% of total debt at December 31, 2015 subject to fixed rates, and the relatively low rate on its US dollar debt which comprised 99% of total debt at December 31, 2015. The weighted-average interest rate paid by the Company during the year ended December 31, 2015 on its US dollar and Argentine peso debt subject to floating rates of interest was 1.4% and 29.1%, respectively (2014 – 1.4% and 26.5%, respectively). The average interest rate earned by the Company during the year ended December 31, 2015 on its cash and cash equivalents was 0.32% (2014 – 0.15%). A 10% increase or decrease in the interest earned from financial institutions on deposits held would result in a nominal increase or decrease in the Company’s net loss.
During the year ended December 31, 2015 the Company reduced its exposure to interest rate risk by repaying the outstanding balance on the $3.0 billion floating-rate credit facility and certain of the Argentinian floating-rate debt, and obtaining new fixed-rate debt financing in Argentina, thereby removing the Company's exposure to movements in the BADLAR.

GOLDCORP    |  61

(In millions of United States dollars, except where noted)

Price risk
Price risk is the risk that the fair value or future cash flows of the Company’s financial instruments will fluctuate because of changes in market prices.There has been no significant change to the Company’s exposure to price risk during the year ended December 31, 2015.
The Company has a policy not to hedge gold sales. In accordance with the Company’s Financial Risk Management Policy, the Company may hedge up to 50%, 30%, and 10% of its by-product base metal sales volume over the next twelve months, subsequent thirteen to twenty-four months, and subsequent twenty-five to thirty-six months, respectively, to manage its exposure to fluctuations in base metal prices.

The costs relating to the Company’s production, development and exploration activities vary depending on the market prices of certain mining consumables including diesel fuel and electricity. A 10% increase or decrease in diesel fuel market prices would result in an $15 million decrease or increase in the Company’s net loss. As and when it is determined to be favourable, the Company will execute hedges on its exposure to diesel fuel prices in Canada. At December 31, 2015, the Company has not entered into heating oil contracts to manage its exposure to fuel prices. Electricity is regionally priced in Ontario and Quebec, Canada and Mexico and semi-regulated by the provincial and federal governments, respectively. The regulation of electricity prices reduces the risk of price fluctuation and the Company therefore does not contemplate entering into contracts to hedge against such risk.
The Company holds certain investments in available-for-sale equity securities which are measured at fair value, being the closing share price of each equity security, at the balance sheet date. The Company is exposed to changes in share prices which would result in gains and losses being recognized in other comprehensive income.

28.	MANAGEMENT OF CAPITAL
The Company’s objectives of capital management are to safeguard its ability to support the Company’s normal operating requirements on an ongoing basis, continue the development and exploration of its mineral properties and support any expansionary plans.

The capital of the Company consists of items included in shareholders’ equity and debt net of cash and cash equivalents and money market investments as follows:

	At December 31 2015	At December 31 2014
Shareholders’ equity	$12,848	$16,960
Debt	2,688	3,592
	15,536	20,552
Less: Cash and cash equivalents	(326)	(482)
Money market investments	(57)	(53)
	$15,153	$20,017

The Company manages its capital structure and makes adjustments in light of changes in its economic environment and the risk characteristics of the Company’s assets. To effectively manage the entity’s capital requirements, the Company has in place a rigorous planning, budgeting and forecasting process to help determine the funds required to ensure the Company has the appropriate liquidity to meet its operating and growth objectives. The Company ensures that there are sufficient committed loan facilities to meet its short-term business requirements, taking into account its anticipated cash flows from operations and its holdings of cash and cash equivalents and money market investments.

At December 31, 2015, the Company expects its capital resources and projected future cash flows from operations to support its normal operating requirements on an ongoing basis, and planned development and exploration of its mineral properties and other expansionary plans. At December 31, 2015, there was no externally imposed capital requirement to which the Company is subject and with which the Company has not complied.

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(In millions of United States dollars, except where noted)

29.	SHARE-BASED COMPENSATION AND OTHER RELATED INFORMATION

(a)	Stock options and RSUs
For the year ended December 31, 2015, total share-based compensation relating to stock options and RSUs was $53 million (2014 – $66 million), of which $51 million (2014 – $60 million) was included in corporate administration in the Consolidated Statements of Loss and $2 million (2014 – $6 million) was capitalized to development projects with a corresponding credit to shareholders’ equity.
Stock options
The following table summarizes the changes in stock options for the years ended December 31:

	Options Outstanding (000’s)	Weighted Average Exercise Price (C$/option)
At January 1, 2015	16,379	$39.09
Granted (1)	4,371	27.15
Issued in connection with the acquisition of Probe (note 8)	1,446	10.77
Exercised (2)	(1,569)	12.45
Forfeited/expired	(5,852)	41.82
At December 31, 2015 – outstanding	14,775	$34.53
At December 31, 2015 – exercisable	8,382	$39.04
At January 1, 2014	17,137	$40.49
Granted (1)	3,577	30.39
Exercised (2)	(267)	20.12
Forfeited/expired	(4,068)	38.56
At December 31, 2014 – outstanding	16,379	$39.09
At December 31, 2014 – exercisable	10,970	$42.45

(1)
Stock options granted during the year ended December 31, 2015 vest over a period of 3 years (2014 – 3 years), are exercisable at C$27.15 per option (2014 – C$27.20 to C$31.03), expire in 2022 (2014 – in 2018) and had a total fair value of $19 million (2014 – $22 million) at the date of grant.

(2)	The weighted average share price at the date stock options were exercised was C$23.43 (2014 – C$27.04).
The weighted average fair value of stock options granted of $4.46 per option during the year ended December 31, 2015 (2014 – $6.17) was calculated as of the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions and inputs:

	2015	2014
Expected life	3.2 years	3.1 years
Expected volatility	39.9%	38.0%
Expected dividend yield	2.9%	2.2%
Estimated forfeiture rate	10.0%	9.2%
Risk-free interest rate	0.5%	1.2%
Weighted average share price	$21.66	$27.43
The expected volatility assumption is based on the historical and implied volatility of Goldcorp’s Canadian dollar common share price on the Toronto Stock Exchange. The risk-free interest rate assumption is based on yield curves on Canadian government zero-coupon bonds with a remaining term equal to the stock options’ expected life.

GOLDCORP    |  63

(In millions of United States dollars, except where noted)

The following table summarizes information about the Company’s stock options outstanding at December 31, 2015:

	Options Outstanding			Options Exercisable
Exercise Prices (C$/option)	Options Outstanding (000’s)	Weighted Average Exercise Price (C$/option)	Weighted Average Remaining Contractual Life (years)	Options Outstanding and Exercisable (000’s)	Weighted Average Exercise Price (C$/option)	Weighted Average Remaining Contractual Life (years)
$7.99 – $10.47	91	$8.23	1.2	91	$8.23	1.2
$14.32 – $15.70	121	14.68	2.1	121	14.68	2.1
$24.40 – $27.53	4,721	27.03	5.4	721	26.33	1.5
$29.63 – $33.48	5,613	31.47	2.4	3,220	31.75	2.0
$34.39 – $35.66	40	34.88	1.2	40	34.88	1.2
$39.75	21	39.75	1.7	21	39.75	1.7
$46.76 – $48.72	4,168	48.28	0.4	4,168	48.28	0.4
	14,775	$34.53	2.8	8,382	$39.04	1.1
RSUs
The Company issued 2.4 million RSUs during the year ended December 31, 2015 (2014 – 2.1 million), 80,660 of which vested immediately (2014 – 53,379), with the remaining RSUs vesting over 3 years. The fair value was $20.77 per RSU (2014 – $26.45) with a total fair value of $50 million (2014 – $56 million) based on the market value of the underlying shares at the date of issuance.
At December 31, 2015, there were 3.4 million RSUs outstanding (December 31, 2014 – 3.0 million).

(b)	PSUs
During the year ended December 31, 2015, the Company issued 531,749 PSUs (2014 – 471,016) with a total fair value of $9 million (2014 – $9 million) at the date of issuance.
The fair value of PSUs granted was calculated as of the date of grant using a binomial pricing model with the following weighted average assumptions:

	2015		2014
Expected life	3 years		3 years
Expected volatility	41.0%		31.9%
Expected dividend yield	2.9%		1.8%
Estimated forfeiture rate	4.9%		7.7%
Risk-free interest rate	0.5%		1.0%
Weighted average share price	C$	29.02	C$	28.15
At December 31, 2015, the carrying amount of PSUs outstanding and included in other current liabilities and other non-current liabilities in the Consolidated Balance Sheets was $2 million and $1 million, respectively (December 31, 2014 – $2 million and $5 million, respectively). At December 31, 2015, the total intrinsic value of PSUs outstanding and vested was $nil (December 31, 2014 – $nil). During the year ended December 31, 2015, the total intrinsic value of PSUs vested and exercised was $3 million (2014 – $7 million).
Total share-based compensation (recovery) expense included in corporate administration in the Consolidated Statements of Loss relating to PSUs for the year ended December 31, 2015 was $(1) million (2014 – $7 million) reflecting the reduction of the liability.
At December 31, 2015, there were 1.2 million PSUs outstanding (December 31, 2014 – 0.9 million).

GOLDCORP    |  64

(In millions of United States dollars, except where noted)

(c)	PRUs
Under the Phantom Restricted Units Plan, participants are granted a number of PRUs which entitle them to a cash payment equivalent to the fair market value of one common share for each PRU held by the participant on the vesting date.
The Company issued 823,568 PRUs during the year ended December 31, 2015 (2014 – 608,217), which vest over 3 years (2014 – 3 years) and had a fair value of $17 million (2014 – $16 million) based on the market value of the underlying shares at the date of issuance (weighted average fair value per unit – $20.90 (2014 – $27.11)).
Total share-based compensation relating to PRUs for the year ended December 31, 2015 was $4 million (2014 – $7 million), $4 million (2014 – $5 million) of which is included in corporate administration in the Consolidated Statements of Loss and $nil was capitalized to development projects (2014 – $2 million).
At December 31, 2015, the total carrying amount of the 1.0 million PRUs outstanding (2014 – 0.7 million) and included in other current liabilities and other non-current liabilities in the Consolidated Balance Sheets was $4 million and $2 million, respectively (December 31, 2014 – $4 million and $3 million, respectively).

(d)	Employee share purchase plan ("ESPP")
During the year ended December 31, 2015, the Company recorded compensation expense of $4 million (2014 – $5 million), which is included in corporate administration in the Consolidated Statements of Loss, representing the Company’s contributions to the ESPP measured using the market price of the underlying shares at the dates of contribution.

(e)	Issued share capital
The Company has an unlimited number of authorized shares and does not reserve shares for issuances in connection with the exercise of stock options, the vesting of restricted share units and share purchases from the ESPP.

30.	RELATED PARTY TRANSACTIONS

(a)	Related party transactions

The Company’s related parties include its subsidiaries, associates over which it exercises significant influence, and key management personnel. During its normal course of operation, the Company enters into transactions with its related parties for goods and services. There were no related party transactions for the years ended December 31, 2015 and 2014 that have not been disclosed in these consolidated financial statements (notes 10 and 19).

(b)	Compensation of directors and other key management personnel

The remuneration of the Company’s directors and other key management personnel during the years ended December 31 are as follows:

	2015	2014
Short-term employee benefits (1)	$9	$10
Post-employment benefits	1	2
Share-based compensation	9	19
	$19	$31

(1)	Short-term employee benefits include salaries, bonuses payable within twelve months of the balance sheet date and other annual employee benefits.

GOLDCORP    |  65

(In millions of United States dollars, except where noted)

31.	CONTINGENCIES
Due to the size, complexity and nature of the Company’s operations, various legal, tax, environmental and regulatory matters are outstanding from time to time. By their nature, contingencies will only be resolved when one or more future events occur or fail to occur. The assessment of contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events. While the outcomes of these matters are uncertain, based upon the information currently available, the Company does not believe that these matters in aggregate will have a material adverse effect on its consolidated financial position, cash flows or results of operations. In the event that management’s estimate of the future resolution of these matters changes, the Company will recognize the effects of these changes in its consolidated financial statements in the appropriate period relative to when such changes occur.

(a)
Article 27 of the Mexican Constitution and subsequent legislation established the "ejido" and communal landholding as forms of land tenure in Mexico. There are 22 ejido communities in the vicinity of the Company's Mexican mining operations and ejido lands cover most of the lands used by the Company for its projects and current mining operations at its Peñasquito, Los Filos and El Sauzal mines. The Corporation enters into temporary occupation agreements ranging from five to 30 years with the ejido communities which allow the Company to use the surface of the lands for its mining operations. In Mexico, mining rights that are covered under a concession do not include direct ownership or possession rights over the surface, or surface access, and at any particular time the Company may be involved in negotiations with various ejido communities to enter into new temporary occupation agreements or amend existing agreements. Failure to enter into new agreements or disputes regarding existing agreements may cause suspension of operations, delays to projects, and on occasion, may lead to legal disputes.

(b) Issued in 2013, Law 3318 created a new form of tax in Argentina's Province of Santa Cruz for mining companies. The tax was levied on 1% of the value of mine reserves reported in feasibility studies and financial statements inclusive of variations resulting from ongoing exploitation. The regulations required that the tax is calculated on "measured" reserves and the Company interpreted this to mean "proven" reserves. The Province disputed the Company's interpretation but did not provide further clarification on the definition of "measured" reserves. The Company filed a legal claim disputing the constitutionality of the tax with the National Supreme Court of Argentina which has accepted jurisdiction of the matter. The Company paid the required tax installments under protest for the years ended December 31, 2015, 2014 and 2013. On December 31, 2015, Law 3462 was published in the Official Gazette which effectively abrogated all statutes relating to the mining tax including Law 3318. The Company is in discussions with the Province regarding dismissal of the legal claim.

(c) On September 23, 2013, Argentina’s federal Income Tax Statute was amended to include a 10% income tax withholding on dividend distributions by Argentine corporations and branch profit distributions by foreign corporations. It is the Company's position that the withholding tax violates tax stability rights provided to mining projects by Mining Investment Law No. 24,196 ("MIL"). Mining projects subject to MIL would generally pay the new withholding tax under protest and request a refund or tax credit for the excess of the overall tax burden. The Company believes that both Alumbrera and Cerro Negro are subject to the MIL, and accordingly should be entitled a refund or tax credit for withholding taxes paid under the new law. During the year ended December 31, 2015, the Company reversed accruals recognized in the prior year of $11 million as the Company does not expect to receive future dividends for earned but undistributed profits with regards to its 37.5% interest in Alumbrera.

(d) In October 2014, Pueblo Viejo Dominicana Corporation ("PVDC") received a copy of an action filed in an administrative court in the Dominican Republic by Rafael Guillen Beltre (the "Petitioner"), who claims to be affiliated with the Dominican Christian Peace Organization. The Government of the Dominican Republic has also been notified of the action. The action alleges that environmental contamination in the vicinity of the Pueblo Viejo mine has caused illness and affected water quality in violation of the Petitioner’s fundamental rights under the Dominican Constitution and other laws. The primary relief sought in the action, which is styled as an "Amparo" remedy, is the suspension of operations at the Pueblo Viejo mine as well as other mining projects in the area until an investigation into the alleged environmental contamination has been completed by the relevant governmental authorities. On June 25, 2015, the trial court in the Municipality of Cotui (“Trial Court”) dismissed the legal action as the Petitioner failed to produce evidence to support his allegations.  The Petitioner appealed the Trial Court’s decision to the Constitutional Court on July 21, 2015.  On July 28, 2015, PVDC filed a motion to dismiss the appeal as it was filed after the expiry of the applicable filing deadline. The matter is pending ruling by the Constitutional Court. No amounts have been recorded for any potential liability or asset impairment arising from this matter, as PVDC cannot reasonably predict any potential losses.

GOLDCORP    |  66

CORPORATE OFFICE	STOCK EXCHANGE LISTING

Park Place	Toronto Stock Exchange: G
Suite 3400 – 666 Burrard Street	New York Stock Exchange: GG
Vancouver, BC V6C 2X8 Canada
Tel: (604) 696-3000	TRANSFER AGENT
Fax: (604) 696-3001
www.goldcorp.com	CST Trust Company
1066 West Hastings Street
TORONTO OFFICE	Vancouver, BC V6E 3X1 Canada
Toll free in Canada and the US: (800) 387-0825
Suite 3201 – 130 Adelaide Street West	Outside of Canada and the US: (416) 682-3860
Toronto, ON M5H 3P5 Canada	inquiries@canstockta.com
Tel: (416) 865-0326	www.canstockta.com
Fax: (416) 359-9787
AUDITORS
RENO OFFICE
Deloitte LLP
Suite 310 – 5190 Neil Road	Vancouver, BC
Reno, NV 89502 United States
Tel: (775) 827-4600	INVESTOR RELATIONS
Fax: (775) 827-5044
Jeff Wilhoit
MEXICO OFFICE	Vice President, Investor Relations
Toll free: (800) 567-6223
Paseo de las Palmas 425-15	Email: info@goldcorp.com
Lomas de Chapultepec
11000 Mexico, D.F.	REGULATORY FILINGS
Tel: 52 (55) 5201-9600
The Company’s filings with the Ontario Securities Commission
GUATEMALA OFFICE	can be accessed on SEDAR at www.sedar.com.

5ta avenida 5-55 zona 14 Europlaza	The Company’s filings with the US Securities and
Torre 1 Nivel 6 oficina 601	Exchange Commission can be accessed on EDGAR
Guatemala City	at www.sec.gov.
Guatemala, 01014
Tel: 502 2329 2600

ARGENTINA OFFICE

Avda. Leandro N. Alem 855, Piso 27
C1001AAD Capital Federal
Buenos Aires, Argentina
Tel: 54 114 323 7000